ROGERS COMMUNICATIONS INC.

NOTICE OF ANNUAL GENERAL MEETING

OF SHAREHOLDERS

To our Shareholders:

The 2010 annual general meeting of shareholders of Rogers Communications Inc. will be held:

Date:	Thursday, April 29, 2010
Time:	11:00 a.m. (local time in Toronto)
Place:	Velma Rogers Graham Theatre 333 Bloor Street East Toronto, Ontario, Canada

Business of the meeting:

(1)	receive the consolidated financial statements for the year ended December 31, 2009 and the auditors’ report on the statements;

(2)	elect 18 directors;

(3)	appoint auditors; and

(4)	consider any other business properly before the meeting.

You are entitled to notice of and to attend and vote at the meeting if you were a registered holder of Class A Voting Shares at the close of business in Toronto, Ontario, Canada on March 19, 2010, (subject to the voting restrictions described in the Information Circular attached). If you were a registered holder of Class B Non-Voting Shares at that time, you are entitled to notice of and to attend the meeting, but not to vote at the meeting. Shareholders wishing to attend the meeting will be required to produce a proxy, meeting notice or otherwise provide proof of share ownership to gain admission.

On peut obtenir le texte français de cette circulaire d’information en communiquant avec Mr. Bruce Mann, au siège social de la Compagnie situé au 333 Bloor Street East, Toronto, Ontario M4W 1G9, ou en téléphonant au 416.935.3532. Le texte français sera disponible à l’assemblée.

March 19, 2010	By order of the Board
Toronto, Ontario, Canada	David P. Miller, Secretary

ROGERS COMMUNICATIONS INC.

INFORMATION CIRCULAR

Information is as of March 19, 2010 unless otherwise stated.

The management of Rogers Communications Inc. is soliciting your proxy for use at the annual general meeting to be held on April 29, 2010 (the meeting).  We will pay the cost of proxy solicitation. The solicitation will be mainly by mail. However, we may solicit proxies by telephone, in writing or in person by our directors, officers or designated agents, at nominal cost. We, us, our/ours, RCI and the Corporation refers to Rogers Communications Inc. and you and yours refers to a shareholder of Rogers Communications Inc.

PART 1  VOTING INFORMATION

REGISTERED SHAREHOLDERS

You are a registered shareholder if your shares are registered directly in your own name in the records of registered shareholders maintained for the Corporation.

Who Can Vote?

If you were a registered holder of Class A Voting Shares (the Class A Shares) at the close of business in Toronto, Ontario, Canada on March 19, 2010 (the record date) you will be entitled to attend and vote those Class A Shares at the meeting or any adjournments or postponements of the meeting. If you were a registered holder of Class B Non-Voting Shares (the Class B Shares) on the record date you will be entitled to attend the meeting or any adjournments or postponements of the meeting but will not be entitled to vote on any business. Voting is subject to certain restrictions described below. Shareholders wishing to attend the meeting will be required to produce a proxy, notice of meeting or otherwise provide proof of share ownership to gain admission.

Voting By Proxy

If you are entitled to vote Class A Shares in person, you may appoint someone else to attend the meeting and cast your votes (a proxyholder).

Appointing a Proxyholder

If it is not convenient for you to attend the meeting, you may vote on the matters to be considered at the meeting in one of two ways:

•	You may authorize the management representatives named on the enclosed proxy card to vote your Class A Shares. If you choose this option, there are four ways you can give your voting instructions:

—	Mail. Complete the enclosed proxy card by indicating how you want your shares voted. Sign, date and return the proxy card in the envelope provided. The address for receiving proxies is Secretary of the Corporation c/o Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 Canada.

—	Telephone. (Canada and the United States only). Call the toll free number on the enclosed proxy card using a touchtone telephone and follow the voice instructions. Please have your Control Number, Holder Account Number and Access Number ready to give your voting instructions on the telephone. These numbers are located on the front of the enclosed proxy card. If your proxy card does not contain a Control Number, Holder Account Number and Access Number, you will not be able to vote by telephone.

—	Internet. Follow the instructions on the enclosed proxy card in order to give your voting instructions through the Internet. Please have your proxy card with you when you are ready to proceed, as it contains the information you will need to give your voting instructions through the Internet.

—	Fax. Complete the enclosed proxy card by indicating how you want your shares voted. Sign and date the proxy card. Fax the completed proxy card to Computershare at 416.263.9524 or toll free in Canada and the United States only at 1.866.249.7775.

or

•	You may appoint another person to attend the meeting on your behalf and vote your Class A Shares. If you choose this option, you can appoint your proxyholder by mail, fax or through the Internet. If you mail or fax the proxy card, you must print that person’s name in the blank space provided on the back of the enclosed proxy card and you may indicate how you want your shares voted. Sign, date and return the proxy card in the envelope provided or fax the proxy card as described above. You may also appoint a second person to be your alternate proxyholder. Neither your proxyholder nor alternate proxyholder need be a shareholder. The person you appoint must attend the meeting and vote on your behalf in order for your votes to be counted. Proxyholders should register with representatives of Computershare when they arrive at the meeting.

Please remember that your proxy or voting instructions must be received by no later than 4:30 p.m. (local time in Vancouver) (7:30 p.m. local time in Toronto) on April 27, 2010.

Your Voting Choices

You may instruct the proxyholder how you want to vote by marking the appropriate box or boxes on the proxy card. The proxyholder must vote (or withhold from voting) your Class A Shares as you instruct, on any vote on a poll, and, if you specify a choice with respect to any matter to be acted upon, your Class A Shares will be voted accordingly. If you do not mark a box, your proxyholder may decide how to vote your Class A Shares.

If the management representatives named in the proxy card are your proxyholders, they will vote your Class A Shares as follows, unless you have marked the boxes with different choices:

—	FOR the election as directors of the proposed nominees shown in this Information Circular

—	FOR the appointment of KPMG LLP as auditors

—	FOR management’s proposals generally

Amendments or New Business

On any amendments or variations proposed or any new business properly before the meeting, your proxyholder can decide how to vote your Class A Shares. Management is not aware of any amendments, variations or other business.

Changing Your Mind

You may revoke your proxy card by:

•	delivering a completed and signed proxy card with a later date to either our registered office at 2900 — 550 Burrard Street, Vancouver, British Columbia, Canada V6C 0A3 or to the place identified above under Appointing a Proxyholder by 4:30 p.m. (local time in Vancouver) (7:30 p.m. local time in Toronto) on April 27, 2010 or to the chairman or scrutineer at the meeting before any vote (for which the proxy is to be used) is taken;

•	delivering a written revocation to either our registered office at 2900 — 550 Burrard Street, Vancouver, British Columbia, Canada V6C 0A3 or to the place identified above under Appointing a Proxyholder by 4:30 p.m. (local time in Vancouver) (7:30 p.m. local time in Toronto) on April 27, 2010 or to the chairman or scrutineer at the meeting before any vote (for which the proxy is to be used) is taken;

•	attending the meeting in person and participating in a vote; or

•	any other way the law allows.

BENEFICIAL OWNERS (NON-REGISTERED HOLDERS)

Only registered shareholders or their proxyholders may vote at the meeting. In many cases, the Class A Shares are registered in the name of your representative, such as a broker, bank, trust company or trustee, rather than in your name.

How Does a Non-Registered Holder Give Voting Instructions?

Your representative may have sent to you the meeting materials including a voting instruction form or a blank proxy card signed by the representative. You may provide your voting instructions by filling in the appropriate boxes. Please follow your representative’s instructions for signing and returning the applicable materials. Sometimes you may be allowed to give your instructions by Internet or telephone.

How Does a Non-Registered Holder Vote in Person at the Meeting?

You can request your representative to appoint you as its proxyholder. Insert your own name as proxyholder on the voting instruction form or proxy card you received from your representative and then follow your representative’s instructions.

Changing Your Mind as Non-Registered Holder

As a non-registered shareholder, you may change your voting instructions or decide to vote in person by giving written notice to your representative. However, a representative may not be able to act unless it receives written notice from you in time (7 days or more before the meeting).

HOW VOTES ARE COUNTED

Class A Shares

Each Class A Share is entitled to 50 votes on a poll.

RESTRICTIONS ON THE TRANSFER, VOTING, OWNERSHIP AND ISSUE OF SHARES

We have ownership interests in several Canadian entities licenced or authorized to operate under applicable communications laws (the Laws) including the:

•	Broadcasting Act (Canada);

•	Telecommunications Act (Canada); and

•	Radiocommunication Act (Canada).

The Laws have foreign ownership limits (the Limits) for various classes of licensed or authorized entities. You can obtain a copy of the Limits from our Secretary.

The Laws also impose a number of restrictions on changes in effective control of licencees or authorized entities, and the transfer of licences held by them. Our Articles therefore impose restrictions on the issue and transfer of our shares and the exercise of voting rights to ensure that we and any Canadian corporation in which we have any interest are:

•	qualified to hold or obtain any cable television, broadcasting or telecommunications licence or authorized to operate a similar entity under the Laws; and

•	not in breach of the Laws or any licences issued to us or to any of our Canadian subsidiaries, associates or affiliates under the Laws.

If our Board of Directors (the Board) considers that our or our subsidiaries’ ability to hold and obtain licences, or to remain in compliance with the Laws, may be in jeopardy, the Board may invoke the restrictions in our Articles on transfer, voting and issue of our shares.

OUTSTANDING SHARES AND MAIN SHAREHOLDERS

On March 19, 2010, 112,462,014 Class A Shares were outstanding. Voting control of the Corporation is held by the Rogers Control Trust. The information below regarding the Rogers Control Trust and the estate arrangements of the late Ted Rogers has been provided to RCI by representatives of the estate.

Prior to his death in December 2008, Ted Rogers controlled RCI through his ownership of voting shares of a private holding company. Under his estate arrangements, the voting shares of that company, and consequently voting control of RCI and its subsidiaries, passed to the Rogers Control Trust, a trust of which the trust company subsidiary of a Canadian chartered bank is trustee (the Trustee) and members of the family of the late Ted Rogers are beneficiaries. As of March 8, 2010, the Rogers Control Trust and private Rogers family holding companies controlled by the Rogers Control Trust together owned 102,232,198 Class A Shares, representing approximately 90.90% of the outstanding Class A Shares, and 39,757,955 Class B Shares, representing approximately 8.27% of the outstanding Class B Shares.

The Rogers Control Trust holds voting control of the Rogers group of companies for the benefit of successive generations of the family of the late Ted Rogers. The equity of the private Rogers family holding companies is owned by members of the Rogers family and trusts for their benefit.

The governance structure of the Rogers Control Trust comprises the Control Trust Chair, the Control Trust Vice-Chair, the Trustee, and a committee of advisors appointed in accordance with the estate arrangements from among members of the Rogers family, individual trustees of a trust for the benefit of Rogers family members, and other individuals (the Advisory Committee).

The Control Trust Chair acts in effect as chief executive of the Rogers Control Trust and has responsibility under the estate arrangements as representative of the controlling shareholder to provide overall leadership to RCI on long-term strategy and direction. The Control Trust Chair’s duties also include liaising with Rogers family members and the voting of proxies in respect of the Class A Shares held by the private Rogers family holding companies. The Control Trust Chair has the duty to vote the proxies in the election of directors of RCI and to approve, disapprove or otherwise use reasonable efforts to influence other matters affecting RCI, in each case in his or her discretion to the extent not prescribed by the estate arrangements. The Control Trust Vice-Chair assists the Control Trust Chair in the performance of his or her duties. Both the Control Trust Chair and the Control Trust Vice-Chair are accountable to the Advisory Committee. Currently, Edward S. Rogers is the Control Trust Chair and Melinda M. Rogers is the Control Trust Vice-Chair.

The Control Trust Chair is obligated to vote the proxies in respect of the Class A Shares held by the private Rogers family holding companies so as to elect as directors of RCI those individuals serving from time to time as Control Trust Chair, Control Trust Vice-Chair, individual trustees of a trust for the benefit of Rogers family members, and the chief executive officer of the private Rogers family holding companies. (A substantial majority of those individuals are currently serving as directors of RCI.) The Control Trust Chair is also obligated to use reasonable efforts to procure the appointment of the Control Trust Chair and the Control Trust Vice-Chair to the Finance and Nominating Committees of the RCI board (with the Control Trust Chair appointed as chair of these committees). In addition, the estate arrangements provide that the Control Trust Chair should be a senior officer of RCI, such as the chairman or deputy chairman of the board of directors of RCI, or a member of senior management of RCI.

The Advisory Committee is responsible for the appointment and removal of the Control Trust Chair and the Control Trust Vice-Chair (with preference being given to members of the Rogers family in accordance with the order of priority set out in the estate arrangements), the approval on behalf of the Rogers Control Trust of certain significant transactions affecting RCI, including any transaction that would result in a change of control of RCI or any of its material subsidiaries or the sale by any of them of all or substantially all of its assets or the acquisition by any of them of significant assets, and the imposition of conditions, if any, on the voting of proxies by the Control Trust Chair. Until the conclusion of RCI’s annual meeting of shareholders in respect of the 2009 fiscal year, the Advisory Committee may remove the Control Trust Chair only if he or she breaches certain of his or her obligations arising under the Rogers Control Trust and may not impose conditions on the voting of proxies other than to direct how the proxies will be voted in respect of a significant transaction affecting RCI as described above. Decisions of the Advisory Committee generally require approval by two-thirds of its members as well as the concurrence of the Trustee. The current members of the Advisory Committee are: Loretta Anne Rogers, Lisa Rogers, Edward S. Rogers, Melinda M. Rogers, Martha Rogers, David A. Robinson and Ann T. Graham (Rogers family members); Alan D. Horn, Thomas I. Hull, John A. Tory and John H. Tory (trustees of a trust for the benefit of Rogers family members); and Philip B. Lind and Peter C. Godsoe.

The Trustee is responsible for the administration of the Rogers Control Trust. Its responsibilities include appointing individuals as Control Trust Chair, Control Trust Vice-Chair and Advisory Committee members in accordance with the estate arrangements, executing proxies in favour of the Control Trust Chair, imposing conditions on the voting of proxies as directed by the Advisory Committee, and preparing reports for the Advisory Committee on the stewardship of the Control Trust Chair and the performance of the Rogers group of companies.

The Rogers Control Trust satisfies the Limits that apply to RCI and its regulated subsidiaries.

RESTRICTED SHARE DISCLOSURE

Holders of Class B Shares are entitled to receive notice of and to attend meetings of our shareholders, but, except as required by law or as stipulated by stock exchanges, are not entitled to vote at such meetings. If an offer is made to purchase outstanding Class A Shares, there is no requirement under applicable law or the Corporation’s constating documents that an offer be made for the outstanding Class B Shares and there is no other protection available to holders of Class B Shares under the Corporation’s constating documents. If an offer is made to purchase both Class A Shares and Class B Shares, the offer for the Class A Shares may be made on different terms than the offer to the holders of Class B Shares.

Further information as to our capital structure is contained in the consolidated financial statements for the year ended December 31, 2009, Note 18.

PART 2  BUSINESS OF THE MEETING

ELECTION OF DIRECTORS

In accordance with our Articles, the Board has set at 18 the number of directors to be elected at the meeting. All of the current directors retire at the annual general meeting but are eligible for re-election. J. Christopher C. Wansbrough and John A. Tory will not be seeking re-election.

The Proposed Nominees

The management representatives named in the enclosed proxy card intend (subject to contrary instructions) to vote for the election of the 18 proposed nominees named below. Each director elected will serve until the next annual general meeting, subject to possible earlier termination.

Ronald Duncan Besse Age: 71 Toronto, Ontario Canada Director Since: 1984 (26 years) Independent	Mr. Besse serves as President of Besseco Holdings Inc., a holding company. He was formerly Chairman, President and Chief Executive Officer, Gage Learning Corporation (an educational publisher). Mr. Besse graduated from Ryerson University, Business Administration, 1960 and was awarded the Alumni Award of Distinction, Business Administration, 1998 and an Honorary Doctorate of Commerce in 2004. Mr. Besse is a member of the World Presidents’ Organization, and is a past President of the Canadian Book Publishers’ Council.

	Board/Committee Membership				Attendance		Public Board Memberships (Exchange:Symbol)
	Board				8 of 9	90%	C.I. Financial Corporation
	Audit				4 of 4	100%	(TSX:CIX)
	Compensation				6 of 6	100%
	Pension				4 of 5	80%

	Combined Total				22 of 24	90%
	Skills and Experience: publishing, finance, accounting, senior executive(1), director(4)

	Equity Ownership:

	Year	Class A Shares	Class B Shares	DSUs	Equity at Risk(2)	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of 2009 Cash Retainer

	2009	14,000	70,530	54,533	$3,939,861	4.0	Yes	60.6

	2010	14,000	70,530	62,225	$5,012,161	4.0	Yes	77.1

	Change	Nil	Nil	7,692	$1,072,300

Charles William David Birchall(3) Age: 67 Toronto, Ontario Canada Director Since: 2005 (5 years) Independent	Mr. Birchall serves as Vice Chairman of Barrick Gold Corporation and Chairman of Barrick International Banking Corporation, a subsidiary of Barrick Gold Corporation. Mr. Birchall served as Vice Chairman of TrizecHahn Corporation from 1996 to 2001. Mr. Birchall is a Fellow of The Institute of Chartered Accountants in England and Wales.

	Board/Committee Membership				Attendance		Public Board Memberships (Exchange:Symbol)
	Board				9 of 9	100%	Barrick Gold Corporation
	Audit				4 of 4	100%	(TSX/NYSE:ABX)
	Finance				5 of 5	100%
	Nominating				2 of 2	100%

	Combined Total				20 of 20	100%
	Skills and Experience: mining, finance, accounting, senior executive(1), director(4)

	Equity Ownership:

	Year	Class A Shares	Class B Shares	DSUs	Equity at Risk(2)	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of 2009 Cash Retainer

	2009	Nil	Nil	13,669	$398,264	4.0	Yes	10.0

	2010	Nil	40,000	19,327	$2,015,764	4.0	Yes	50.4

	Change	Nil	40,000	5,658	$1,617,500

Stephen Aaron Burch Age: 60 Owings Mills, Maryland, United States Director Since: New Nominee Independent	Mr. Burch is the Chairman of the Board of the University of Maryland Medical Systems, and has more than 30 years experience in the communications industry. From 2005 to 2006, he was the President and Chief Executive Officer of Virgin Media (formerly NTL, Inc.) in the United Kingdom. From 1990 to 2005, Mr. Burch served in various capacities at Comcast Cable Communications, most recently as President of the Atlantic Division. Mr. Burch serves on various public service boards and educational institutions. He has a JD from Gonzaga University.

	Board/Committee Membership				Attendance		Public Board Memberships (Exchange:Symbol)
	Board				n/a	n/a	Nil

Skills and Experience: Communications, senior executive(1), director(4), public sector(7)

Equity Ownership:

	Year	Class A Shares	Class B Shares	DSUs	Equity at Risk(2)	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of 2009 Cash Retainer

	2010	Nil	Nil	Nil	Nil	4.0	n/a	n/a

John Henry Clappison Age: 63 Toronto, Ontario Canada Director Since: 2006 (4 years) Independent	Mr. Clappison is a Corporate Director. Mr. Clappison was associated with PricewaterhouseCoopers from 1968 until his retirement in 2005. From 1990 to 2005, Mr. Clappison was the Greater Toronto Area Managing Partner of PricewaterhouseCoopers. Mr. Clappison is a Chartered Accountant and a Fellow of the Institute of Chartered Accountants of Ontario.

	Board/Committee Membership				Attendance		Public Board Memberships (Exchange:Symbol)
	Board				9 of 9	100%	SunLife Financial Inc.
	Audit				4 of 4	100%	(TSX/NYSE/Other:SLF)
	Pension				5 of 5	100%	Cameco Corporation
							(TSX/NYSE:CCO)

	Combined Total				18 of 18	100%	Canadian Real Estate Investment Trust (TSX:REF)
	Skills and Experience: accounting, finance, senior executive(1), director(4)

	Equity Ownership:

	Year	Class A Shares	Class B Shares	DSUs	Equity at Risk(2)	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of 2009 Cash Retainer

	2009	Nil	1,000	8,292	$268,978	4.0	Yes	6.7

	2010	Nil	1,000	11,824	$443,637	4.0	Yes	11.1

	Change	Nil	Nil	3,532	$174,659

Peter Cowperthwaite Godsoe, O.C.(3) Age: 71 Toronto, Ontario Canada Director Since: 2003 (7 years) Independent	Mr. Godsoe is a Corporate Director and has served as Lead Director of the Corporation since March 2006. Prior to December 2003, Mr. Godsoe was the Chairman and Chief Executive Officer of the Bank of Nova Scotia, a financial services company, and prior to March 2004, the Chairman of the Bank of Nova Scotia. Mr. Godsoe holds a B.Sc. (Mathematics and Physics) from the University of Toronto and an M.B.A. from the Harvard Business School. He is a Chartered Accountant and a Fellow of the Institute of Chartered Accountants of Ontario.

	Board/Committee Membership				Attendance		Public Board Memberships (Exchange:Symbol)
	Board				7 of 9	80%	Barrick Gold Corporation
	Finance				4 of 5	80%	(TSX/NYSE:ABX)
	Compensation				5 of 6	80%	Ingersoll-Rand Company
	Corporate Governance				2 of 2	100%	Limited (NYSE:IR)
	Nominating				2 of 2	100%	Onex Corporation (TSX:OCX)
	Combined Total				20 of 24	80%
	Skills and Experience: banking, finance, accounting, senior executive(1), director(4)

	Equity Ownership:

	Year	Class A Shares	Class B Shares	DSUs	Equity at Risk(2)	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of 2009 Cash Retainer

	2009	Nil	28,400	28,547	$1,609,346	4.0	Yes	23.8

	2010	Nil	28,400	37,515	$2,256,209	4.0	Yes	33.4

	Change	Nil	Nil	8,968	$646,863

Alan Douglas Horn(5) Age: 58 Toronto, Ontario Canada Director Since: 2006 (4 years) Non-Independent	Mr. Horn was Acting President and Chief Executive Officer from October 2008 to March 2009. Mr. Horn is a member of the Advisory Committee of the Rogers Control Trust.(6) Mr. Horn has served as Chairman of the Board of the Corporation and President and Chief Executive Officer of Rogers Telecommunications Limited and certain private companies which control the Corporation since March 2006. Mr. Horn served as President and Chief Operating Officer of Rogers Telecommunications Limited from 1990 to 1996 and was Vice President, Finance and Chief Financial Officer of the Corporation from September 1996 to March 2006. Mr. Horn is a Chartered Accountant. Mr. Horn received a B.Sc. with First Class Honours in Mathematics from the University of Aberdeen, Scotland.

	Board/Committee Membership				Attendance		Public Board Memberships (Exchange:Symbol)
	Board				9 of 9	100%	March Networks Corporation
							(TSX:MN)

	Pension Committee				5 of 5	100%	Fairfax Financial Holdings
	Combined Total				14 of 14	100%	Limited (TSX/NYSE:FFH) CCL Industries Inc. (TSX:CCL)
	Skills and Experience: telecommunications, finance, accounting, senior executive(1), director(4)

	Equity Ownership:

	Year	Class A Shares	Class B Shares	DSUs	Equity at Risk(2)	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of 2009 Cash Retainer

	2009	46,600	1,000,000	12,370	$29,137,950	4.0	Yes	116.6

	2010	46,600	1,000,000	16,972	$35,832,476	4.0	Yes	143.3

	Change	Nil	Nil	4,602	$6,694,526

Thomas Ian Hull Age: 78 Toronto, Ontario Canada Director Since: 1979 (31 years) Independent	Mr. Hull is Chairman and Chief Executive Officer of The Hull Group of Companies, an insurance brokerage firm. Mr. Hull is a member of the Advisory Committee of the Rogers Control Trust.(6) Mr. Hull is a graduate of Upper Canada College and the Insurance Co. of North America College of Insurance and Risk Management. Mr. Hull is a life member of the Canadian Association of Insurance and Financial Advisors and past president of the Life Underwriters’ Association of Toronto.

	Board/Committee Membership				Attendance		Public Board Memberships (Exchange:Symbol)
	Board				9 of 9	100%	Nil
	Finance				5 of 5	100%
	Compensation				6 of 6	100%
	Corporate Governance				2 of 2	100%

	Combined Total				22 of 22	100%
	Skills and Experience: insurance, senior executive(1)

	Equity Ownership:

	Year	Class A Shares	Class B Shares	DSUs	Equity at Risk(2)	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of 2009 Cash Retainer

	2009	508,400	3,100	58,403	$17,033,441	4.0	Yes	283.9

	2010	508,400	3,100	63,705	$19,812,383	4.0	Yes	330.2

	Change	Nil	Nil	5,302	$2,778,942

Philip Bridgman Lind, C.M. Age: 66 Toronto, Ontario Canada Director Since: 1979 (31 years) Non-Independent	Mr. Lind serves as Vice-Chairman of the Corporation and is a member of the Advisory Committee of the Rogers Control Trust.(6) Mr. Lind joined the Corporation in 1969 as Programming Chief and has served as Secretary of the Board and Senior Vice President, Programming and Planning. Mr. Lind is also a director of the Council for Business and the Arts, the Power Plant (Contemporary Art Gallery at Harbourfront), and the Art Gallery of Ontario. Mr. Lind is a former member of the Board of the National Cable Television Association in the U.S. and is a former Chairman of the Canadian Cable Television Association. He is also Chairman of the Board of the CCPTA (Channel 17, WNED). Mr. Lind holds a B.A. (Political Science and Sociology), University of British Columbia and a M.A. (Political Science), University of Rochester. In 2002, he received a Doctor of Laws, honoris causa, from the University of British Columbia. In 2002, Mr. Lind was appointed to the Order of Canada.

	Board/Committee Membership				Attendance		Public Board Memberships (Exchange:Symbol)
	Board				8 of 9	90%	Brookfield Asset
							Management Inc.
							(TSX/NYSE:BAM)
	Combined Total				8 of 9	90%
	Skills and Experience: cable, broadcasting, senior executive(1), director(4)

Equity Ownership: Mr. Lind is subject to share ownership guidelines in his capacity as an employee of the Corporation — See “Senior Executive Incentive and Ownership Program — (b) Share Ownership Guidelines” below

	Year	Class A Shares	Class B Shares	DSUs	Equity at Risk(2)	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of 2009 Cash Retainer

	2009	380,520	926	43,172	n/a	n/a	n/a	n/a

	2010	380,520	926	44,860	n/a	n/a	n/a	n/a

	Change	Nil	Nil	1,688	n/a	n/a	n/a	n/a

Isabelle Marcoux Age: 40 Montreal, Quebec Canada Director Since: Since 2008 (2 years) Independent	Ms. Marcoux has served as Transcontinental Inc.’s Vice Chair since 2007 and Vice President, Corporate Development since 2004. Between 1997 and 2004, Ms. Marcoux held the positions of Director, Mergers and Acquisitions, Legal Counsel and Assistant Secretary at Transcontinental Inc. Prior to joining Transcontinental Inc., Ms. Marcoux was a lawyer at McCarthy Tétrault LLP. Ms. Marcoux is a member of the Board of George Weston Limited, the Fondation du maire de Montréal and the Montreal Museum of Fine Arts. Ms. Marcoux also sits on the board of a majority of the corporations held by Transcontinental Inc. in partnership with others, including Metropolitan Publications Inc. (the publisher of the Metro daily newspaper).

	Board/Committee Membership				Attendance		Public Board Memberships (Exchange:Symbol)
	Board				9 of 9	100%	Transcontinental Inc. (TSX: TCL)
	Corporate Governance				2 of 2	100%	George Weston Limited (TSX:WN)

	Combined Total				11 of 11	100%
	Skills and Experience: law, publishing, senior executive(1), director(4)

	Equity Ownership:

	Year	Class A Shares	Class B Shares	DSUs	Equity at Risk(2)	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of 2009 Cash Retainer

	2009	Nil	Nil	2,551	$74,327	4.0	No	1.9

	2010	Nil	Nil	5,637	$195,463	4.0	Yes	4.9

	Change	Nil	Nil	3,086	$121,136

Nadir Mohamed Age: 53 Toronto, Ontario Canada Director Since: 2005 (5 years) Non-Independent	Mr. Mohamed serves as President and Chief Executive Officer of the Corporation. Mr Mohamed previously served as President and Chief Operating Officer, Communications Group of the Corporation. Mr. Mohamed joined the Corporation in August 2000 as President and Chief Operating Officer of Rogers Wireless Inc. and served as President and Chief Executive Officer of Rogers Wireless Inc. from July 2001 to May 2005. Mr. Mohamed is also a board member of TD Bank Financial Group and Ryerson University’s Board of Governors. Mr. Mohamed holds an undergraduate degree from the University of British Columbia and is a Fellow Chartered Accountant.

	Board/Committee Membership				Attendance		Public Board Memberships (Exchange:Symbol)
	Board				9 of 9	100%	The Toronto-Dominion Bank (TSX:TD)

	Combined Total				9 of 9	100%
	Skills and Experience: telecommunications, senior executive(1), director(4)

Equity Ownership: Mr. Mohamed is subject to share ownership guidelines in his capacity as an employee of the Corporation — See “Senior Executive Incentive and Ownership Program — (b) Share Ownership Guidelines” below

	Year	Class A Shares	Class B Shares	DSUs	Equity at Risk(2)	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of 2009 Cash Retainer

	2009	Nil	41,452	Nil	n/a	n/a	n/a	n/a

	2010	Nil	43,089	Nil	n/a	n/a	n/a	n/a

	Change	Nil	1,637	Nil	n/a	n/a	n/a	n/a

The Honourable David Robert Peterson, P.C., Q.C. Age: 66 Toronto, Ontario Canada Director Since: 1991 (19 years) Independent	Mr. Peterson serves as Senior Partner and Chairman of the law firm Cassels Brock & Blackwell LLP. Mr. Peterson is Chancellor of The University of Toronto and also a director of St. Michael’s Hospital and the Shaw Festival. Mr. Peterson holds a B.A. and LL.B., University of Toronto, was called to the Bar of Ontario in 1969, appointed Queen’s Counsel in 1980, and summoned by Her Majesty to the Privy Council in 1992.

	Board/Committee Membership				Attendance		Public Board Memberships (Exchange:Symbol)
	Board				9 of 9	100%	Industrielle Alliance Insurance and Financial Services Inc. (TSX:IAG)
	Pension				5 of 5	100%	Shoppers Drug Mart Corporation (TSX:SC) Franco-Nevada Corporation (TSX:FNV)
	Combined Total				14 of 14	100%

	Skills and Experience: law, senior executive(1), director(4), public sector(7)
	Equity Ownership:

	Year	Class A Shares	Class B Shares	DSUs	Equity at Risk(2)	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of 2009 Cash Retainer

	2009	Nil	25,000	46,613	$2,042,630	4.0	Yes	51.1

	2010	Nil	49,000	52,453	$3,467,168	4.0	Yes	86.7

	Change	Nil	24,000	5,840	$1,424,538

Edward S. Rogers(8) Age: 40 Toronto, Ontario Canada Director Since: 1997 (13 years) Non-Independent	Mr. Rogers serves as Deputy Chairman and Executive Vice-President of the Emerging Business and Corporate Development of the Corporation and is the Control Trust Chair of the Rogers Control Trust.(6) Mr. Rogers previously served as President and Chief Executive Officer of Rogers Cable Communications Inc. from 2003 to 2009. Mr. Rogers worked for Comcast Corporation, Philadelphia from 1993 to 1996. He served as Vice President and General Manager, Paging, Data and Emerging Technologies of Rogers Wireless Inc. from 1996 to 1998; Vice President and General Manager, GTA of Rogers Cable Inc. from 1998 to 2000; and Senior Vice-President, Planning and Strategy of the Corporation from 2000 to 2002. Mr. Rogers is the Honourary Co-Founding Chairperson of the OnexOne Foundation and is a board member of the Toronto Sick Kids Foundation. Mr. Rogers holds a B.A., University of Western Ontario.

	Board/Committee Membership				Attendance		Public Board Memberships (Exchange:Symbol)
	Board				9 of 9	100%	Nil
	Finance				5 of 5	100%
	Nominating				2 of 2	100%
	Combined Total				16 of 16	100%

	Skills and Experience: cable, telecommunications, director(4)

Equity Ownership: Mr. Rogers is subject to share ownership guidelines in his capacity as an employee of the Corporation — See “Senior Executive Incentive and Ownership Program — (b) Share Ownership Guidelines” below

	Year	Class A Shares	Class B Shares	DSUs	Equity at Risk[2]	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of 2009 Cash Retainer

	2009	2,000	401,478	Nil	n/a	n/a	n/a	n/a

	2010	2,000	402,926	Nil	n/a	n/a	n/a	n/a

	Change	Nil	1,448	Nil	n/a	n/a	n/a	n/a

Loretta Anne Rogers(8) Age: 70 Toronto, Ontario Canada Director Since: 1979 (31 years) Non-Independent	Mrs. Rogers serves as a Corporate Director and is a member of the Advisory Committee of the Rogers Control Trust.(6) Mrs. Rogers is President of the Canadian Lyford Cay Foundation and a member of the American Lyford Cay Foundation. Mrs. Rogers is also a member of the University Health Network Foundation. Mrs. Rogers holds a B.A., University of Miami and an honourary Doctorate of Laws, University of Western Ontario.

	Board/Committee Membership				Attendance		Public Board Memberships (Exchange:Symbol)
	Board				9 of 9	100%	Nil
	Combined Total				9 of 9	100%

	Skills and Experience: director(4)
	Equity Ownership:

	Year	Class A Shares	Class B Shares	DSUs	Equity at Risk(2)	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of 2009 Cash Retainer

	2009	2,000	114,280	37,139	$4,271,059	4.0	Yes	106.8

	2010	2,000	106,530	43,198	$5,150,400	4.0	Yes	128.8

	Change	Nil	–7,750	6,059	$879,341

Martha Loretta Rogers(8) Age: 38 Toronto, Ontario Canada Director Since: 2008 (2 years) Non-Independent	Ms. Rogers is a practicing Doctor of Naturopathic Medicine and is a member of the Advisory Committee of the Rogers Control Trust.(6) She holds a Doctor of Naturopathic Medicine degree from the Canadian College of Naturopathic Medicine and a B.A. from the University of Western Ontario. Ms. Rogers serves on several charitable boards including as Vice Chair of The Rogers Foundation, and previously served as a director of Rogers Wireless Communications Inc. and Rogers Media Inc.

	Board/Committee Membership				Attendance		Public Board Memberships (Exchange:Symbol)
	Board				9 of 9	100%		Nil
	Pension				2 of 4	50%
	Combined Total				11 of 13	85%

	Skills and Experience: director(4)
	Equity Ownership:

	Year	Class A Shares	Class B Shares	DSUs	Equity at Risk(2)	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of 2009 Cash Retainer

	2009	200	602,210	Nil	$16,494,508	4.0	Yes	412.4

	2010	200	602,210	3,873	$20,399,525	4.0	Yes	510.0

	Change	Nil	Nil	3,873	$3,905,017

Melinda Mary Rogers(8) Age: 39 Toronto, Ontario Canada Director Since: 2002 (8 years) Non-Independent	Ms. Rogers has served as Senior Vice-President, Strategy and Development of the Corporation, since October 2006. Ms. Rogers is the Control Trust Vice-Chair and a member of the Advisory Committee of the Rogers Control Trust.(6) Ms. Rogers also serves as Chairman of the Jays Care Foundation and is a director of The Governing Council of the University of Toronto and iBahn Corporation. Ms. Rogers served as Vice President, Venture Investments from 2000 to 2004 and Vice President, Strategic Planning and Venture Investments from 2004 to 2006. Prior to joining RCI, Ms. Rogers was a Product Manager for At Home Corporation, Redwood City, California. Ms. Rogers holds a B.A., University of Western Ontario and an M.B.A., University of Toronto.

	Board/Committee Membership				Attendance		Public Board Memberships (Exchange:Symbol)
	Board				9 of 9	100%	Nil
	Nominating				2 of 2	100%
	Pension				4 of 5	80%
	Finance				5 of 5	100%
	Combined Total				20 of 21	95%

	Skills and Experience: telecommunications, finance, director(4)
	Equity Ownership: Ms. Rogers is subject to share ownership guidelines in her capacity as an employee of the Corporation

	Year	Class A Shares	Class B Shares	DSUs	Equity at Risk[2]	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of 2009 Cash Retainer

	2009	200	603,960	Nil	n/a	n/a	n/a	n/a

	2010	200	603,960	Nil	n/a	n/a	n/a	n/a

	Change	Nil	Nil	Nil	n/a	n/a	n/a	n/a

William Tate Schleyer Age: 58 Rye Beach, New Hampshire, United States of America Director Since: 1998 (12 years) Independent	Mr. Schleyer serves as a Corporate Director. Mr. Schleyer served as President and Chief Executive Officer, AT&T Broadband, a cable television and Internet service provider from 2001 to 2003. Mr. Schleyer served as Chairman and Chief Executive Officer of Adelphia Communications Corp., a cable television and Internet access provider, from January 2003 to February 2007. Mr. Schleyer holds a B.A., Mechanical Engineering, Drexel University and an M.B.A., Harvard Business School.

	Board/Committee Membership				Attendance		Public Board Memberships (Exchange:Symbol)
	Board				8 of 9	90%	CRA International, Inc.
	Compensation				6 of 6	100%	(NASDAQ:CRAI)
	Combined Total				14 of 15	90%

	Skills and Experience: cable, telecommunications, senior executive(1), director(4)
	Equity Ownership:

	Year	Class A Shares	Class B Shares	DSUs	Equity at Risk(2)	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of 2009 Cash Retainer

	2009	Nil	104,000	35,534	$3,882,849	4.0	Yes	97.1

	2010	Nil	104,000	41,401	$4,934,140	4.0	Yes	123.4

	Change	Nil	Nil	5,867	$1,051,291

John H. Tory(9) Age: 55 Toronto, Ontario Canada Director Since: New Nominee Independent	Mr. Tory is a Corporate Director, and a member of the Advisory Committee of the Rogers Control Trust.(6) He served as a Member of Provincial Parliament and Leader of the Official Opposition in Ontario. Previous to that he was President & CEO of Rogers Media Inc (1995-1999) and Rogers Cable Inc (1999-2003). He was a managing partner of the law firm Torys LLP before joining Rogers. He is Chair of the Toronto City Summit Alliance, a broadcaster and is active in numerous charitable and community organizations.

	Board/Committee Membership				Attendance		Public Board Memberships (Exchange:Symbol)
	Board				n/a	n/a	Nil

Skills and Experience: communications, senior executive(1), director(4), law, public sector(7)
Equity Ownership:

	Year	Class A Shares	Class B Shares	DSUs	Equity at Risk(2)	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of 2009 Cash Retainer

	2010	7,812	114,000	Nil	$4,103,849	4.0	n/a	n/a

Colin de la Court Watson(10) Age: 68 Toronto, Ontario Canada Director Since: 2004 (6 years) Independent	Mr. Watson is a Corporate Director. Mr. Watson was President and Chief Executive Officer of Vector Aerospace Corporation, an aviation services firm, from November 2003 to January 2005. Mr. Watson served as various officers, including Vice Chairman, President and Chief Executive Officer and Vice Chairman and Chief Executive Officer of Spar Aerospace Limited, an aviation services firm from 1996 to January 2002. Prior to 1996, Mr. Watson was President and Chief Executive Officer of Rogers Cable Inc. Mr. Watson holds a B.A.Sc. (Mechanical Engineering), University of British Columbia and an M.B.A. Ivey Business School, University of Western Ontario.

	Board/Committee Membership				Attendance		Public Board Memberships (Exchange:Symbol)
	Board				9 of 9	100%	Vector Aerospace
	Audit				4 of 4	100%	Corporation (TSX:RNO) B Split II Corp. (TSX:BXN) SL Split Corp (TSX:SLS) NorthStar Aerospace Inc. (TSX:NAS) Louisiana-Pacific Corporation (NYSE:LPX) DALSA Corporation (TSX:DSA)
	Combined Total				13 of 13	100%

	Skills and Experience: aviation, senior executive(1), director(4)
	Equity Ownership:

	Year	Class A Shares	Class B Shares	DSUs	Equity at Risk(2)	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of 2009 Cash Retainer

	2009	250,000	Nil	7,205	$7,707,427	4.0	Yes	192.7

	2010	250,000	Nil	9,545	$8,935,973	4.0	Yes	223.4

	Change	Nil	Nil	2,340	$1,228,546

Notes:

(1)	Senior officer or Chair of the Board of a major organization.

(2)	Equity at Risk is determined by adding the value of Class A Shares, Class B Shares and DSUs owned. The value of the Class A Shares and Class B Shares is determined with reference to the closing price for those shares on the Toronto Stock Exchange on March 8, 2010, which was $34.42 and $33.64, respectively. The value of DSUs is the fair market value of a DSU on March 8, 2010, calculated based on the weighted average trading price of the Class B Shares on the Toronto Stock Exchange for the five trading days before March 8, 2010 which was $34.675. For purposes of 2009, Equity at Risk was calculated using the value of the Class A Shares and Class B Shares determined on March 3, 2009, which was $29.99 and $27.38, respectively, and using the fair market value of a DSU calculated based on the weighted average trading price of the Class B Shares on the Toronto Stock Exchange for the five trading days before March 3, 2009, which was $29.1363.

(3)	The only director nominees who serve together on outside boards are Mr. Birchall and Mr. Godsoe, who are directors of Barrick Gold Corporation.

(4)	Director of another major public, private or non-profit organization.

(5)	Mr. Horn was a director of AT&T Canada Inc., as a representative of the Corporation, when it filed for protection from its creditors in October 2002.

(6)	Voting control of the Corporation is held by the Rogers Control Trust. See “Outstanding Shares and Main Shareholders”, above.

(7)	Including crown corporations and educational institutions.

(8)	Each of Edward S. Rogers, Loretta A. Rogers, Martha L. Rogers and Melinda M. Rogers, are immediate family members of each other and members of the family of the late Ted Rogers. For additional information, please see “Outstanding Shares and Main Shareholders”.

(9)	Mr. Tory was a director of Charter Communications Inc. when it filed for protection from its creditors in 2009.

(10)	Mr. Watson was a director of Cygnal Technologies Corporation. On November 14, 2007 Cygnal Technologies obtained an order from the Ontario Superior Court of Justice granting it relief under the Companies’ Creditors Arrangement Act.

Each of the proposed nominees other than Stephen Aaron Burch and John H. Tory is now a director and has been a director since the date indicated above. Information as to shares beneficially owned by each proposed nominee or over which each proposed nominee exercises control or direction, directly or indirectly, not being within our knowledge, has been furnished by the respective proposed nominees individually.

APPOINTMENT OF AUDITORS

Management proposes that KPMG LLP be re-appointed as auditors of the Corporation. The management representatives named in the enclosed proxy card intend (subject to contrary instructions) to vote for the appointment of KPMG LLP as auditors to act until the next annual general meeting.

The following table presents the amount of fees for professional services rendered by KPMG LLP for the audit of the annual financial statements and fees billed for other services rendered by KPMG LLP.

Auditors’ Fees

	2009	2008

Audit Fees(1)	$7,256,109	$6,783,318
Audit-related Fees(2)	446,625	373,872
Tax Fees(3)	1,473,710	3,078,698
All Other Fees(4)	572,570	1,482,189

Total	$9,749,014	$11,718,077

Notes:

(1)	Consist of fees related to statutory audits, related audit work in connection with registration statements and other filings with various regulatory authorities, quarterly reviews of interim financial statements and accounting consultations related to the audited financial statements.

(2)	Consist mainly of advice relating to compliance with Canadian and U.S. rules on internal controls, pension plan audits and other specified procedures engagements.

(3)	Consist of fees for tax consultation and compliance services, including indirect taxes.

(4)	Consist mainly of fees for operational advisory and risk management services, consultations relating to the adoption of IFRS and French translation of certain filings with regulatory authorities.

PART 3  EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION & ANALYSIS

This Compensation Discussion and Analysis (the CD&A) describes and explains the Corporation’s compensation philosophy and objectives and the significant elements of compensation of the Corporation’s named executive officers (the NEOs) during the 2009 financial year.

Named Executive Officers

The NEOs for 2009 were:

•	Nadir Mohamed, President and Chief Executive Officer (CEO)

•	Alan D. Horn, Chairman and Acting President and Chief Executive Officer

•	William W. (Bill) Linton, Executive Vice-President, Finance and Chief Financial Officer

•	Robert W. Bruce, President, Communications

•	Edward S. Rogers, Deputy Chairman and Executive Vice President, Emerging Business and Corporate Development

•	Philip B. Lind, Vice Chairman and Executive Vice President, Regulatory

Alan Horn was appointed Acting CEO of the Corporation when the late Mr. Ted Rogers was admitted to hospital in October of 2008 and, following the death of Mr. Ted Rogers in December of 2008, Mr. Horn continued in that capacity until the appointment of Nadir Mohamed as President and Chief Executive Officer at the end of March 2009. Prior to his appointment as Acting CEO, Mr. Horn assisted with certain responsibilities of the CEO beginning in July of 2008.

Executive Compensation Philosophy and Objectives

The Corporation fosters a “pay for performance” culture by placing significant emphasis on variable pay for its executives.

The primary objectives of our executive compensation programs are:

•	to attract, motivate and retain talented executives in a competitive environment;

•	to reward strong performance over both the short and long term;

•	to strengthen the connection between management’s interests and those of shareholders by aligning performance conditions in incentive plans and ownership expectations with the Corporation’s objectives and with the enhancement of shareholder value; and

•	to encourage long-term career commitment to the Corporation, including the retention of high performing executives.

Different performance measures are used for the Corporation’s annual and long-term incentive plans in order to balance the objectives that facilitate annual growth and those that reward the creation of long-term shareholder value.

The Compensation Committee’s decisions about executive compensation policies and practices are made within the context of the Corporation’s goals of continuing to be an industry leading, high-performance, communications company with a superior performance employee culture and commitment to customer satisfaction. To this end, the Compensation Committee’s mandate is to support management in the attraction and retention of talented and highly motivated people that will excel in a fast-paced and challenging environment.

The use of customer satisfaction performance measures, in addition to financial measures, to determine awards under the Corporation’s Annual Incentive Plan reflects the Corporation’s commitment to keeping executives focused on the importance of creating and maintaining customer loyalty.

Compensation Committee

The Compensation Committee is responsible for assisting the Board in its oversight of the compensation, development and succession of the Corporation’s executives. (See “Statement of Corporate Governance Practices — Compensation”, below.) The Compensation Committee consists of five independent directors. The members of the Compensation Committee in 2009 were: Thomas I. Hull (Chairman), Ronald D. Besse, Peter C. Godsoe, O.C., William T. Schleyer, and John A. Tory, Q.C. The Compensation Committee receives assistance from the sources described below in order to fulfill its responsibilities.

The Compensation Committee met six times during 2009. The Chair of the Board and members of management, including the CEO, attended the meetings at the invitation of the Chair of the Compensation Committee as did the Compensation Committee’s independent advisor, Hugessen Consulting Inc. (Hugessen). Generally, there is an in camera session without management or the independent advisor present at the beginning and end of every Compensation Committee meeting and final approval of resolutions is made at the in camera sessions at the end of meetings.

During 2009, the Compensation Committee:

•	in conjunction with a special committee of the Board, negotiated the terms of employment of a new President and CEO of the Corporation;

•	reviewed and approved annual performance assessments and compensation submitted by the CEO for other senior executives;

•	stress-tested compensation of the NEOs by reviewing the total realizable value of equity held by each respective officer and potential payouts under various change of control and termination scenarios;

•	reviewed and approved the RCI Success Sharing Plan (see “RCI Success Sharing Plan” below); and

•	initiated a review, which is still in progress, of executive compensation policies and programs, in light of changes in the Corporation’s leadership as well as external factors including the Corporation’s business environment, regulatory requirements, and evolving governance best practices.

In 2010, the Compensation Committee:

•	reviewed the extent to which performance measures for 2009 were achieved; and

•	assessed the performance of the NEOs and recommended compensation to the Board based on performance for 2009.

The Compensation Committee’s additional goals and plans for 2010 include:

•	working closely with the CEO to review the Corporation’s compensation policies, including policies with respect to termination and change of control payments; and

•	reviewing and considering any risk implications for the Corporation inherent in the Corporation’s compensation policies and practices.

For a more thorough understanding of the practices and policy decisions made by the Compensation Committee in 2009, including an explanation of the rationale behind those decisions, the above description of the Compensation Committee’s activities should be read in conjunction with the other sections of this CD&A.

Compensation Advisor and Consultant

The Compensation Committee has engaged Hugessen to act as its independent advisor on matters considered by the Compensation Committee. See “Statement of Corporate Governance Practices — Compensation — Advisors to the Committee” below. Hugessen provides no other services to the Corporation. Hugessen is directly retained and instructed by and reports to the Compensation Committee. During 2009, Hugessen received $430,000 in fees. During 2008, Hugessen received $199,883 in fees.

Management engages Towers Watson and Mercer from time to time to provide compensation consulting and services in developing recommendations for the Compensation Committee’s review and approval. Towers Watson provided no other service to the Corporation during 2009 and its fees were $410,000. In 2008, Towers Watson received no fees. During

2009, Mercer’s fees for compensation consulting and services were $77,000. In 2008, Mercer received $59,298 for such services. In addition to these compensation consulting and services, Mercer provides certain pension administration services to the Corporation.

The decisions made by the Compensation Committee are the responsibility of the Compensation Committee and may reflect factors and considerations in addition to the information and recommendations from Hugessen and the information from Mercer and Towers Watson.

Input from Management

The Compensation Committee has engaged in active discussions with, and considered recommendations from, the CEO concerning: (i) appropriate base salary levels and internal pay equity among executives, (ii) who should participate in the incentive programs and at what levels, (iii) which performance metrics should be used for different operational groups, (iv) the determination of performance targets, as well as individual goals and initiatives for the coming year, where applicable, and (v) whether and to what extent criteria for the previous year have been achieved. The Compensation Committee has considered recommendations from the CEO as to appropriate equity grant levels for the NEOs and other executives. The Corporation’s Senior Vice-President and Chief Human Resources Officer has been involved in the compensation-setting process through the preparation of information for the Compensation Committee, which includes the recommendations of the CEO discussed above. The Compensation Committee also seeks input from Hugessen in reviewing such recommendations.

Pay Benchmarking

In 2009, the Compensation Committee did not position executive compensation at a specific level in relation to the compensation paid by selected peer companies. However, in order for the Compensation Committee to make informed executive compensation decisions that take into account market executive pay levels and practices, the Compensation Committee reviews and considers the compensation levels of selected peer companies as set out below. For these purposes, three peer groups were chosen based on industry sector, current revenues, geographic reach and competition for executive talent. The Corporate Peer Group was chosen for comparison with the Corporation’s key corporate roles and the Media Peer Group was chosen for purposes of comparison with the key roles within the Corporation’s media division. The third group, comprised of U.S. companies, is used as a secondary point of comparison for the Corporation’s key corporate roles.

Corporate Peer Group	Media Peer Group	U.S. Peer Group
BCE	Astral Media, Inc.	Cablevision System Corp
CanWest Global	Cineplex Galaxy Income Fund	CBS Corp
Communications	Cinram International	Charter Communications
Quebecor Inc.	CanWest Global Communications Inc.	Clear Channel Communications
Shaw Communications	CORUS Entertainment	Directv Group
Telus Corp	Cossette Communications	Dish Network
	Lions Gate Entertainment	Embarq Corp
	MDC Corp	Liberty Global
	Torstar Corp	Qwest Communications
	TVA Group	Telephone & Data Systems
	Yellow Pages Income Fund	Time Warner Virgin Media, Inc.

Components of Compensation

In 2009, the principal components of the Corporation’s NEO compensation program were:

•	base salary;

•	performance-based annual cash bonuses;

•	one-time award under the RCI Success Sharing Plan;

•	long-term incentives;

•	retirement arrangements; and

•	benefits and perquisites.

Reflecting the Corporation’s commitment to connecting pay with performance, variable compensation constitutes the majority of NEO compensation and the Corporation’s financial and business results strongly influence executive compensation decisions. In 2009 the proportion of variable to fixed compensation varied among the NEOs, as shown in the following chart.(1)

Notes:

(1)	The chart does not include the one-time award made under the RCI Success Sharing Plan in 2009, retirement arrangements, benefits or perquisites.

(2)	In 2009, Mr. Mohamed received the following as a signing bonus in connection with and under the terms of his new employment agreement: (i) 75,000 RSUs; and (ii) 200,000 performance-based options, which are not reflected in the chart. See “Employment Agreements” below.

(3)	In 2009, Mr. Horn also received a lump sum payment of $3,750,000 for his tenure as Acting CEO and related services (see “Base Salary” below), which is not reflected in this chart. In his capacity as Chairman of the Corporation, Mr. Horn also received 4,000 DSUs, which are not reflected in this chart.

In determining the appropriate mix of pay for its NEOs, the Compensation Committee considers, among other things, the individual skills, qualifications, ability, retention risk, experience and performance of the particular NEO. The mix may change from year to year depending on performance under the incentive plans discussed below under “The Corporation’s Annual Incentive Plan” and “Long-term Incentives”. As part of determining the appropriate mix, the Corporation also reviews data on the practices of companies in its peer groups, but does not position compensation at a specific level in relation to the compensation paid by peer companies.

The Compensation Committee’s process for determining compensation also includes a review of the value of each element of compensation that the NEO could potentially receive, under various scenarios including continuing employment, termination and retirement. This review includes all aspects of the NEOs’ cash compensation, the future value of equity awards under varying stock price assumptions (and including, as applicable, the impact of accelerated vesting) and the value of any deferred compensation. The purpose of the analysis is to allow the Compensation Committee to understand how each element of compensation interacts with the other elements and how current compensation decisions may affect future total compensation.

Base Salary

Base salary provides the executive with fixed compensation that reflects the market value of a position and the skills and experience of the NEO. While comparable positions in peer companies are considered when setting NEO base salaries, the Compensation Committee does not set base salaries at a particular percentile of market. Salary levels are adjusted by assessing the NEO’s sustained performance, by reference to levels of compensation for other positions within the Corporation and by the Compensation Committee’s judgment of general executive compensation trends. Base salaries are reviewed annually and adjusted if considered appropriate by the Compensation Committee. The average base salary increase for NEOs in 2009 was 12%. Mr. Mohamed received a base salary increase of approximately 39% to reflect his appointment as President and CEO of RCI. Robert Bruce and Edward Rogers received base salary increases of 11% and 8% respectively to reflect their respective appointments as President, Communications and Deputy Chairman and Executive Vice-President, Emerging Business and Corporate Development.

Mr. Horn is not eligible to participate in annual and long-term compensation plans in which the CEO of the Corporation would ordinarily participate, including the Corporation’s Annual Incentive Plan, the RCI Success Sharing Plan and the Senior Executive Incentive and Ownership Program. The Compensation Committee determined that, because Mr. Horn’s service as Acting CEO would be temporary, it would not be appropriate to amend this aspect of Mr. Horn’s compensation arrangements. After completion of Mr. Horn’s tenure as Acting CEO, the Compensation Committee determined that Mr. Horn’s compensation for his service in this role would be in the form of additional base salary earnings. The lead director (Peter Godsoe), on behalf of the Board, sought input from Hugessen, the Compensation Committee’s independent consultant, on both interim and full time CEO compensation and in this context recommended to the Board a lump sum payment of $3,750,000 to be made in 2009 for Mr. Horn’s services to the Corporation for the period extending from July 2008 to March 2009. Based on Mr. Horn’s significant contributions during this period the Board approved Mr. Godsoe’s recommendation.

The Corporation’s Annual Incentive Plan

The Corporation’s Annual Incentive Plan provides executives with variable compensation based on the achievement of performance goals. The Corporation’s executive officers are eligible for annual incentive awards under the Annual Incentive Plan that are designed to provide annual cash bonuses based on achieving pre-established performance goals approved annually by the Compensation Committee. At the start of each year, a percentage of an executive’s base salary is set as a target award based on specific financial and strategic goals. Adjustments may be made by the Compensation Committee, at its discretion, from time to time to reflect changes in the Corporation’s financial plan or operating environment.

As part of the Senior Executive Incentive and Ownership Program, to the extent an eligible NEO has not satisfied certain share ownership guidelines, the NEO is required to defer any annual cash bonus under the Annual Incentive Plan in excess of 100% of target in the form of Restricted Share Units (RSUs). The program also allows an eligible NEO to elect to defer all or any portion of any annual cash bonus in the form of RSUs or Deferred Share Units (DSUs). (See “Senior Executive Incentive and Ownership Program — (c) Annual Incentive Deferral” below.)

For 2009, the following annual incentive targets, as percentages of base salary, were approved for each eligible NEO:

Target Bonus
(% of salary)
Nadir Mohamed	125%

Bill Linton	125%

Rob Bruce	100%

Edward Rogers	100%

Phil Lind	60%

In 2009, each of Messrs. Bruce’s and Rogers’ annual incentive targets increased from 75% to 100% effective October 1, 2009 to reflect their respective appointments as President, Communications and Executive Vice-President, Emerging Business and Corporate Development. Their respective annual incentive payouts for 2009 are prorated based on the percentage of time during the year that each of the annual incentive targets were in place.

At the beginning of the year, the Compensation Committee determined the performance criteria to be used for awarding annual cash bonuses and the various weightings to be applied to those criteria, in consultation with the CEO. These criteria were selected to reflect the key financial measures expected to demonstrate profit based on operating performance, market performance and capital investment for future returns. In order to strengthen the connection between NEO compensation and the Corporation’s performance, all of the eligible NEO’s annual cash bonuses are tied to these criteria and are not affected by personal performance measures. The criteria, which include financial and customer experience criteria, and their weightings are shown in the table below.

TARGETS	Weighting
Financial Criteria

Adjusted Operating Profit	60%

Revenue Growth	25%

Customer Experience	15%

The payout for Mr. Bruce is based on 65% RCI results and 35% Wireless results. The payout for Mr. Rogers is based on 65% RCI results and 35% Cable & Telecom and Rogers Retail results.

Performance goals for the various metrics are based on the Corporation’s financial plan and customer experience plans. Goals are established based on a review of prior period performance, relative performance of peer companies and, forecasted economic conditions and a risk assessment. The Compensation Committee has determined that if a performance goal is achieved, 100% of the target award value is appropriate for that goal. When the Corporation’s performance exceeds a goal, executives generally receive proportionally greater payouts, as discussed below. Conversely, when the Corporation’s performance is below the goals, executives receive proportionally lower or no payouts.

The Compensation Committee approves minimum, target, maximum and stretch performance goals. Payouts are made on a linear scale of 0% to up to 300% between these goals. The table below shows the target goals for each of the financial metrics, the minimum, maximum and stretch goals related to those metrics, the actual results for 2009 and annual incentive payout percentages for 2009. As mentioned above, target goals reflect our financial budgets for the year. Maximum targets are established to incent expected high level of performance. It has also been our practice to use stretch targets to recognize breakthrough achievement by rewarding performance in excess of what is reasonably expected in the market. The stretch target is viewed as a key differentiator and is not as achievable over the long term on a consistent basis.

	Minimum			Target			Maximum			Stretch

			Payout			Payout			Payout			Payout
			(% of			(% of			(% of			(% of	2009		2009
			Target			Target			Target			Target	Actual		Payout
Financial Metrics	Goal		Bonus)	Goal		Bonus)	Goal		Bonus)	Goal		Bonus)	Results		Percentage
Adjusted Operating Profit(1)
RCI	$4.07	b	0%	$4.29	b	100%	$4.50	b	200%	$4.72	b	300%	$4.39	b	146%

Wireless	$2.83	b	0%	$2.98	b	100%	$3.13	b	200%	$3.28	b	300%	$3.04	b	140%

Cable & Telecom & Rogers Retail	$1.23	b	0%	$1.30	b	100%	$1.36	b	200%	$1.43	b	300%	$1.33	b	147%

Revenue Growth

RCI	4.3%		0%	6.3%		100%	8.3%		200%	10.3%		300%	4.4%		1.7%

Wireless	6.3%		0%	8.3%		100%	10.3%		200%	12.3%		300%	6.9%		7.3%

Cable & Telecom & Rogers Retail	5.1%		0%	7.1%		100%	9.1%		200%	11.1%		300%	6.2%		50.6%

Notes:

(1)	Adjusted operating profit does not have any standardized meaning according to GAAP. The Corporation calculates adjusted operating profit from the Corporation’s 2009 audited consolidated financial statements by taking net income, adding back depreciation and amortization, interest expense, income taxes and non-operating items, which include impairment losses on goodwill, intangible assets and other long-term assets, foreign exchange gains (losses), loss on repayment of long-term debt, change in fair value of derivative instruments, other income, stock based compensation expense and one time charges. See the section entitled “Supplementary Information: Non-GAAP calculations” of Management’s Discussion and Analysis (MD&A) in the Corporation’s 2009 Annual Report for further details and a reconciliation of adjusted operating profit to net income. For purposes of the Annual Incentive Plan, certain adjustments made in early 2010 to the amount available for awards under the RCI Success Sharing Plan were not taken into consideration when calculating adjusted operating profit. See “RCI Success Sharing Plan”.

In addition to the financial performance metrics described above, annual incentive payouts are determined based on customer experience metrics. The Corporation does not disclose customer experience metrics because they are competitively sensitive. The Corporation makes a considerable investment to collect and measure this information and uses the information to determine how to improve and grow its business, as well as to incent its executives. Competitors could similarly use the information to compete more effectively with the Corporation. Therefore, publicly disclosing the information would be seriously prejudicial to the Corporation’s interests.

For 2009, 15% of each eligible NEO’s total compensation is based upon these customer experience metrics. The Committee sets the performance goals related to customer experience metrics on a basis that achievement of 100% payout in relation to those goals will be reasonably attainable with focused effort and will represent an improvement from the prior year’s achievements under the Annual Incentive Plan.

The following conditions also apply to payouts under the Annual Incentive Plan:

•	in order for there to be any payouts at all under the Annual Incentive Plan, the Corporation’s adjusted operating profit minimum performance threshold must be met;

•	the minimum threshold must be attained on all criteria in order for the stretch achievement to be attained on any single criteria; and

•	the maximum payout of 300% for a stretch target applies only to individual financial criteria and the combined result for all criteria is subject to the maximum payout of 200% of target bonus, unless recommended by the CEO and approved by the Compensation Committee for a specific business purpose.

As noted above, adjustments may be made by the Compensation Committee, at its discretion, from time to time to reflect changes in the Corporation’s financial plan or operating environment. For example, during 2008, there were several significant changes in the Corporation’s financial plan and operating environment that were not anticipated at the time the performance goals were determined, including changes to broadcasting regulatory fees and the launch of new strategic initiatives such as the introduction of the iPhone. When the Compensation Committee considered the annual incentive payouts for 2008, it considered preliminary adjustments to reflect those changes. The proposed adjustments were numerous and complex and might have resulted in the affected NEOs (the late Mr. Ted Rogers and Messrs. Mohamed, Linton and Bruce) receiving annual incentive payouts in excess of 100% of target. For the foregoing reasons, the

Committee exercised its discretion to pay out the annual incentive cash bonus for the affected NEOs at 100% of target. In 2009, there were no such adjustments.

RCI Success Sharing Plan

The RCI Success Sharing Plan (the SSP) was approved by the Compensation Committee at the beginning of 2009 for eligible NEOs and certain other employees and applies only for the year 2009. The Corporation has not implemented any other similar plan or made any commitments to continue the SSP or implement a similar plan in the future. From time to time, for purposes of focusing management attention on initiatives that are key to the Corporation’s operations or performance, such as cost reductions, the Compensation Committee may authorize a discretionary incentive plan, such as the SSP. Building on the incentives underlying the Corporation’s Annual Incentive Plan, the SSP is designed to reward the achievement of meaningful cost reductions that have a positive effect on operating profit and disciplined capital spending in 2009.

At the beginning of 2009, the Compensation Committee approved minimum thresholds and targets for reductions in the Corporation’s operating expenses and capital expenses, as set out in the tables below, and communicated these to the eligible NEOs. However, the Compensation Committee retained complete discretion to determine whether any awards would be made and the amounts of any awards even if these minimum thresholds and targets were met.

In order for any funds to be available for payouts under the SSP, the threshold reductions for both operating expenses and capital expenses, as shown in the tables below, must be achieved and the minimum adjusted operating profit goal for RCI under the Corporation’s Annual Incentive Plan must be met. Subject to these conditions being satisfied and at the discretion of the Compensation Committee, 10% of the operating expense and capital expense savings are available for awards. In addition, each business unit must achieve 90% of its minimum adjusted operating profit goal in order for the employees associated with that business unit to receive any award under the SSP. At the end of 2009, the conditions noted above were satisfied. (See “The Corporation’s Annual Incentive Plan”.)

Under the SSP, savings that count towards the actual reductions achieved, as shown in the tables below, are gross, not net of restructuring costs and are required to have an impact on adjusted operating profit during 2009. Savings that are the result of shortfalls in budgeted customer acquisitions do not count in determining actual reductions. If the target reductions shown in the tables below are achieved, the payouts are not capped.

The following table sets out the 2009 budgeted RCI operating expenses, the threshold and target reductions for operating expenses as well as the actual reductions achieved.

RCI Operating Expense(1)	Threshold	Target	Actual
(as shown in 2009 budget)	Reduction	Reduction	Reduction
$7,948 million	−$ 50 million	−$ 100 million	−$231 million

Note:

(1)	Operating expense is a standard GAAP term and is disclosed in the Corporation’s 2009 Annual Report.

The following table sets out RCI’s 2009 capital expenses, based on the 2009 capital plan, the threshold and target reductions as well as the actual reductions achieved. Under the SSP, capital expense savings are required to be achieved through cost-efficient spending, project reprioritization and/or deferral to effectively time investments with returns.

RCI Capital Expense(1)	Threshold	Target	Actual
(as shown in 2009 capital plan)	Reduction	Reduction	Reduction
$2,110 million	−$ 100 million	−$ 211 million	−$185 million

Note:

(1)	Capital expense is a standard GAAP term and is also referred to as Additions to Plant, Property & Equipment or PP&E Expenditures in the Corporation’s 2009 Annual Report.

In early 2010, the Compensation Committee exercised its discretion to make cash awards under the SSP. In doing so, the Compensation Committee took into account the achievement of operating and capital expense reductions. Based on recommendations from management, and recognizing that only the threshold level of capital expense reductions was achieved (the target reduction was -$211 million, but the actual reduction was -$185 million), the Compensation Committee determined that the total amount available for awards under the SSP should be reduced from $41.6 million to $30 million. The following table sets out the actual payout amounts and the formula that the Compensation Committee used to determine awards under the SSP.

	2009 Base	Target		SSP	Payout
	Earnings	Bonus		Payout(1)	Amount
NEO	(a)	(b)		(c)	(a) x (b) x(c)
Nadir Mohamed	$1,112,642	125%		45%	$625,861

Bill Linton	$653,000	125%		45%	$365,625

Rob Bruce	$675,346	75%/100%	(2)	45%	$249,659

Phil Lind	$625,000	60%		45%	$168,750

Edward Rogers	$639,038	75%/100%	(2)	45%	$236,185

Note:

(1)	As described above, 10% of operating expense and capital expense savings are available for payouts under the SSP. Based on the actual operating expense and capital expense reductions in 2009, $41.6 million was available for awards under the SSP but as discussed above, the Compensation Committee reduced this amount to $30 million. Eligible employees received SSP payouts from this savings pool in the same proportion as their respective shares of the total targeted bonus pool applicable to them under the Annual Incentive Plan.

(2)	As discussed above under “The Corporation’s Annual Incentive Plan,” the annual incentive target bonuses of each of Mr. Bruce and Mr. Rogers increased in October of 2009.

Long-Term Incentives

Long-term incentive compensation, through equity or equity-based awards, is intended to strengthen the alignment between the interests of executives and shareholders by providing incentives based on performance measures that historically have been associated with increasing long-term shareholder value at the Corporation. As noted above, a material portion of the eligible NEOs’ total direct compensation opportunities are in the form of long-term incentives, consistent with the Corporation’s compensation philosophy.

The Corporation has both a stock option plan and a RSU plan in place for meeting its long-term incentive goals (see “Stock Option Plans” and “Restricted Share Unit Plan”, below). Key employees with salaries in excess of $150,000, including the eligible NEOs, and the top 20% of employees at the director level, are eligible to participate in these plans.

In 2009, the eligible NEOs received their long-term incentive awards in the form of performance contingent options, as described below under “Senior Executive Incentive and Ownership Program”, which are designed to ensure that gains will only be available once a basic level of return to shareholders has been met.

Senior Executive Incentive and Ownership Program

To further strengthen the link between the compensation of the Corporation’s NEOs and other senior executives and the long-term interests of shareholders, the Corporation has a Senior Executive Incentive and Ownership Program. This program has three main components: performance contingent options, share ownership guidelines and an annual incentive award deferral feature. Participation is limited to the CEO and certain executives reporting directly to him or her and certain other executives in key leadership roles, including all NEOs, other than Mr. Horn.

The main features of the program are described below.

(a)	Performance Contingent Options

Participants in the Senior Executive Incentive and Ownership Program, including the eligible NEOs, receive all long-term incentive awards in the form of performance contingent options and tandem share appreciation rights. Except as described below, the terms of these options and share appreciation rights are the same as those disclosed under “Summary of Equity-Based Incentive Plans” below. In order for the options to vest, in addition to a time-vesting requirement, pre-established share price performance targets must be met. Key provisions of the program include:

•	options have a seven-year term (prior to 2005 options were generally granted with a ten-year term);

•	options vest based on time (25% per year) provided the share price targets are met at the relevant annual vesting dates or at any time thereafter during the term of the option;

•	in order for the performance target to be met, the market price of a Class B Share, based on the weighted average price of a Class B Share on the Toronto Stock Exchange (the TSX) for the five trading days prior to the option grant date, must increase by 6% per year compounded annually for each of the four years following the date of the grant; and

•	the actual performance is measured based on the weighted average price of a Class B Share on the TSX for the twenty days prior to the anniversary of the grant date or for any period of twenty trading days thereafter.

Option grants made to the eligible NEOs in 2009 are disclosed under “Option Based Awards” in the Summary Compensation Table below. No options under any option-based award granted previously were amended, cancelled, replaced or significantly modified in 2009.

Typically, at the beginning of each fiscal year, the Compensation Committee approves a schedule that sets out the number of stock options to be granted to each eligible NEO. In setting this schedule, and with the exception of the CEO’s stock option grant, the Compensation Committee receives recommendations from the CEO and reviews these recommendations with Hugessen. Typically, the Compensation Committee does not take previous grants or payouts of equity or length of service into account when setting new grants. The Compensation Committee may, in cases of exemplary individual performance during the year, a new hire or a promotion, approve an award in excess of the targeted annual award based on their assessment of the rationale provided by the CEO.

However, in February 2009, after considering the challenging economic environment, market volatility and the Corporation’s leadership transition at the time, the Compensation Committee determined it would be advisable to grant to each eligible NEO a number of stock options equal to the grant date fair value of all stock options that the relevant NEO received in 2008, based on a share price of $35.00.

As set out in the Summary Compensation Table below, the grant date fair value of options awarded in 2009 is not equal to the grant date fair value of options awarded in 2008. This is due to the fact that when actual option grants were made on March 1, 2009, the share price had declined to $29.399 during the two-week period between the Compensation Committee’s grant determinations and the actual grants. The Compensation Committee determined that it would not award any additional options to make the grant date fair value of the options actually awarded in 2009 equal to that of options awarded in 2008.

(b)	Share Ownership Guidelines

The share ownership guidelines under the Senior Executive Incentive and Ownership Program are designed to link the interests of executive officers to those of our shareholders by encouraging them to hold an ownership position in the Corporation’s shares. Guidelines must be met within five years. The share ownership of individual NEOs is reviewed annually and the participating NEOs currently exceed these ownership guidelines. The guidelines and each participating NEO’s current share ownership are set out below. Alan Horn is required to and does comply with share ownership guidelines applicable to directors. See “The Proposed Nominees” above and “Director Compensation — Share Ownership Guidelines” below.

							Vested but
	Required	Ownership	Class A	Class B			Unexercised Options
	Ownership	Requirement	Shares	Shares	RSUs	DSUs			Equity(1)	Meets
Name	Levels	($)	(#)	(#)	(#)	(#)	(#)	($)	($)	Requirement
Nadir Mohamed	5.0 x annual base salary	$6,000,000	0	43,089	372,638	0	338,824	$5,086,091	$19,456,828	Yes

Bill Linton	5.0 x annual base salary	$3,250,000	0	95,739	63,845	44,305	182,125	$1,786,436	$8,757,208	Yes

Rob Bruce	3.0 x annual base salary	$2,160,000	0	17,085	65,393	0	115,675	$1,254,221	$4,096,463	Yes

Phil Lind	3.0 x annual base salary	$1,875,000	380,520	926	10,080	44,860	204,050	$3,161,956	$18,195,654	Yes

Edward Rogers	3.0 x annual base salary	$2,025,000	2,000	402,926	9,450	0	1,205,125	$26,371,318	$40,322,267	Yes

Note:

(1)	Equity is determined by adding the value of Class A Shares, Class B Shares, RSUs, DSUs and vested but unexercised options (based on net in the money value). The value of the Class A Shares and Class B Shares is determined with reference to the closing price for those shares on the TSX on March 8, 2010, which was $34.42 and $33.64 respectively. The value of each RSU and DSU is the fair market value of these units on March 8, 2010, which is the weighted average trading price of one Class B Share on the TSX for the five trading days before March 8, 2010, which was $34.675. The value of in the money options is based on the closing share price of Class B Shares on the TSX on March 8, 2010 which was $33.64.

(c)	Annual Incentive Deferral

To the extent an executive has not satisfied the share ownership guidelines, as described above under item (b), “Share Ownership Guidelines”, the executive is required to defer any annual cash bonus in excess of 100% of target in the form of RSUs vesting at the end of a three year period.

In addition, the executive may elect to defer all or any portion of any annual cash bonus under the Annual Incentive Plan in the form of RSUs or DSUs. DSUs are redeemed on termination of employment pursuant to the Corporation’s DSU Plan as described below under “Executive Deferred Share Unit Plan”. Any election to defer bonus must be made by December 31 of the year in which the bonus is earned. If the employment of the executive is terminated prior to the vesting of any amount of bonus that is deferred as an RSU, such RSUs shall vest effective immediately prior to the executive’s termination date. The RSU Plan is described below under “Restricted Share Unit Plan”.

Retirement and other Post Employment Arrangements

Retirement and other post-employment arrangements are part of each NEO’s compensation mix in order to provide the NEO with a reasonable level of income following retirement or termination of their employment. The NEOs participate in the Corporation’s defined benefit plan, the Rogers Defined Benefit Pension Plan, as do other employees of the Corporation and its affiliates. Certain senior executives participate in a defined benefit supplemental executive retirement plan that provides benefits in excess of those provided in the Rogers Defined Benefit Pension Plan as a result of the limits under the Income Tax Act (Canada). (See “Pension Plan Benefits” below). NEOs also have certain post-employment benefits and supplemental pension entitlements under their employment agreements as described under “Termination and Change of Control Benefits” below.

Perquisites

The Corporation currently provides an executive allowance to NEOs. No other perquisites are provided other than an executive disability insurance plan that provides coverage for the amount of the NEOs’ salary above the amount covered by the general disability plan. Except in the case of Nadir Mohamed, such perquisites are not worth more than $50,000 per year.

Employee Share Accumulation Plan

The NEOs, along with all other employees of the Corporation, can participate in the Employee Share Accumulation Plan (the Employee Plan). The terms of the Employee Plan are described below under “Summary of Equity-Based Incentive Plans — Employee Share Accumulation Plan”.

During the year ended December 31, 2009, an aggregate of 1,923,656 Class B Shares were purchased under the Employee Plan, 4,761 of which were purchased by NEOs.

Employment Agreements

All of the NEOs, other than Mr. Horn and Mr. Lind, have employment agreements with the Corporation that set salaries and target annual incentive bonuses as well as addressing other matters such as long-term incentives, supplemental retirement arrangements and termination and change of control payments. The agreements also provide the NEOs with the right to various benefits that we make available generally to our senior executives. Payments on termination and change of control under these employment agreements are discussed below under “Termination and Change of Control Benefits”. Incentive plans under these employment agreements are discussed under “The Corporation’s Annual Incentive Plan”, “Long-Term Incentives” and “Senior Executive Incentive and Ownership Program” above, and “Summary of Equity-Based Incentive Plans” below, and retirement arrangements are discussed below under “Pension Plan Benefits”. Mr. Lind’s employment agreement with the Corporation expired on August 20, 2008.

RCI entered into a new employment agreement with Mr. Mohamed in connection with his appointment as President and CEO on March 30, 2009. The significant terms of Mr. Mohamed’s employment agreement are as follows:

•	RCI agrees to pay an annual base salary of $1,200,000 subject to annual adjustments by the Compensation Committee.

•	RCI agrees to pay an annual bonus as determined by the Compensation Committee and subject to performance criteria which are determined by the Compensation Committee (see “The Corporation’s Annual Incentive Plan” above). If 100% of the performance criteria established each year by the Compensation Committee are achieved, the annual bonus payable to Mr. Mohamed shall not be less than 125% of Mr. Mohamed’s base salary. If RCI’s financial statements are restated as a result of Mr. Mohamed’s misconduct or negligence, within 2 years of the payment of his annual bonus, Mr. Mohamed is required to repay the portion of the bonus which was based on the misconduct or negligence.

•	Mr. Mohamed is eligible to participate in our long-term incentive plans (see “Long-Term Incentives,” above, and “Summary of Equity-Based Incentive Plans” below) and the benefit plans we make available generally to our senior executives, including the Rogers Defined Benefit Pension Plan.

•	Conditional on his continued employment, in each year of employment beginning in 2010, Mr. Mohamed will receive: (i) performance-based options having a Black-Scholes value equal to 210% of Mr. Mohamed’s annual salary; and (ii) RSUs with a face amount equal to 210% of Mr. Mohamed’s annual salary. These RSUs will vest subject to performance criteria developed by Mr. Mohamed and approved by the Committee, subject to determination by an independent executive compensation consultant if agreement cannot be reached.

•	Mr. Mohamed receives an annual perquisite allowance of $70,000. In exchange, Mr. Mohamed is responsible for paying the costs of perquisites such as club memberships, car expenses and financial planning and tax advice.

•	Mr. Mohamed received $57,142 as reimbursement for legal and other advice in connection with his new employment agreement.

•	RCI granted Mr. Mohamed, as a signing bonus, certain options and RSUs described in the Summary Compensation Table below.

•	In connection with his appointment as CEO, Mr. Mohamed was granted RSUs with a face amount of $4,024,211 to bring the grant date fair value of all long term incentive awards received in 2009 to 420% of his CEO base salary.

•	Mr. Mohamed is required to meet a minimum level of share ownership, in accordance with the Share Ownership Guidelines, equal to five times his annual base salary by March 31, 2013.

•	Mr. Mohamed serves as a director of RCI.

•	Mr. Mohamed may resign upon 6 months’ notice. Mr. Mohamed may also resign and be eligible to receive certain payments (i) if he and the Board disagree with respect to fundamental and material changes he wishes to make with respect to the business and (ii) within 60 days of a change of control.

For a description of the payments that Mr. Mohamed is eligible to receive in connection with any termination, resignation or a change of control as well as non-competition restrictions to which he has agreed, see “Termination and Change of Control Benefits” below. For a description of Mr. Mohamed’s retirement benefits, see “Pension Plan Benefits” below.

PERFORMANCE GRAPH

The following graph shows changes over the past five-year period in the value of $100 invested on December 31, 2004 in:

•	our Class A Shares (RCI.A)

•	our Class B Shares (RCI.B)

•	the Standard & Poor’s/Toronto Stock Exchange Composite Total Return Index (S&P/TSX Composite).

Comparison of Cumulative Five Year Total Return

INDEXED RETURNS
Years Ending

	Base Period
Company/Index	Dec 04	Dec 05	Dec 06	Dec 07	Dec 08	Dec 09
RCI.A	100	160.98	240.01	320.13	251.34	216.04

RCI.B	100	156.92	221.97	290.50	242.45	224.88

S&P/TSX Composite Total Return Index	100	124.00	145.36	159.59	106.94	144.31

Values are given at December 31 of each of the years listed. The year-end values of each investment are based on share appreciation, assuming that all dividends are reinvested, and the RCI.A and RCI.B values also reflect the two-for-one stock split which was effected on December 15, 2006.

Generally, the compensation of the NEOs increased from 2004 to 2007, consistent with the increase in the market price of the Corporation’s shares. In 2009, both share prices and aggregate NEO compensation declined relative to 2008. However, certain individual NEOs received higher total compensation in 2009 relative to 2008 as a result of changes in their roles, additional responsibility or signing bonuses. See “Summary Compensation Table”.

Summary Compensation Table

The following Summary Compensation Table shows the amount and type of compensation granted to the NEOs in 2009.

					Non-Equity
					Incentive Plan
					Compensation
					($)
			Share-	Option-
			Based	Based	Annual	Long-Term	Pension	All Other	Total
		Salary	Awards	Awards(1)	Incentive	Incentive	Value	Compensation(3)	Compensation
Name and Principal Position	Year	($)	($)	($)	Plans(2)	Plans	($)	($)	($)
Nadir Mohamed	2009	1,112,642(4)	6,325,211(5)	2,431,808(6)	2,211,376	Nil	1,476,662	130,000(7)	13,687,699
President and CEO	2008	853,904	3,454,500	1,015,789	1,070,304	Nil	90,323	Nil	6,484,820

Alan Horn	2009	250,000	116,960(8)	Nil	Nil	Nil	551,181	3,750,000(9)	4,668,141
Chairman, Acting Chief	2008	250,000	177,840(8)	Nil	Nil	Nil	16,692	Nil	444,532
Executive Officer

Bill Linton	2009	650,000	Nil	560,103	1,291,875	Nil	82,794	Nil	2,584,772
Executive Vice President,	2008	630,650	1,970,000	666,812	790,473(10)	Nil	78,009	Nil	4,135,943
Finance and Chief Financial Officer

Rob Bruce	2009	675,346	Nil	573,182	874,362(11)	Nil	93,317	Nil	2,216,207
President, Communications	2008	645,673	Nil	682,383	482,582	Nil	94,971	Nil	1,905,609

Phil Lind	2009	625,000	Nil	539,330	596,250	Nil	(11,724)	Nil	1,748,856
Vice Chairman and	2008	618,665	Nil	641,873	375,215(10)	Nil	84,844	Nil	1,720,597
EVP Regulatory

Edward Rogers	2009	639,038	Nil	507,785	871,261(11)	Nil	84,061	Nil	2,102,145
Deputy Chairman and	2008	612,815	Nil	604,483	460,871	Nil	142,065	Nil	1,820,234
EVP Emerging Business and Corporate Development

Notes:

(1)	The grant date intrinsic value under the Corporation’s current accounting policy is zero. The amount disclosed represents the Black-Scholes fair value at date of grant. The difference between the accounting value and the grant date fair value is the difference between zero and the amount disclosed on the table.

(2)	Awards granted to the NEOs under the SSP are reported under “Annual Incentive Plans”.

(3)	The value of perquisites and benefits for NEOs other than Mr. Mohamed does not exceed either $50,000 or 10% of the total of the relevant NEO’s total salary in 2009 and is not reported herein.

(4)	Under his employment agreement, Mr. Mohamed receives an annual base salary of $1,200,000 subject to annual adjustments by the Committee. Mr. Mohamed received his new salary from April 1, 2009 to December 31, 2009 and his previous salary for the period from January 1, 2009 to March 30, 2009.

(5)	This includes 75,000 RSUs that Mr. Mohamed received as a signing bonus under the terms of his new employment agreement.

(6)	This includes 200,000 performance-based options that Mr. Mohamed received as a signing bonus under the terms of his new employment agreement.

(7)	Mr. Mohamed is entitled to receive $70,000 as a perquisite allowance and up to $60,000 as reimbursement for legal and other expenses in connection with his new employment agreement, as described above under “Employment Agreements”.

(8)	This represents DSUs received by Mr. Horn in his capacity as Chairman of the Corporation. See “Directors’ Deferred Share Unit Plan”, below.

(9)	Mr. Horn was appointed as the Acting CEO of the Corporation in October, 2008 during a medical leave of absence of Mr. Ted Rogers. Mr. Horn also assisted with certain responsibilities of the CEO beginning in July, 2008. Mr. Horn continued in that capacity after the passing of Mr. Ted Rogers until the appointment of Mr. Mohamed as President and CEO. While serving as Acting CEO, Mr. Horn was paid his annual salary for his role as Chairman as set out in the Salary column. In 2009, Mr. Horn received additional base salary earnings for his role as Acting CEO and related services in the amount of $3,750,000. Mr. Horn ceased to be the Acting CEO on March 29, 2009.

(10)	Mr. Linton’s bonus for 2008 was paid as 22,330 RSUs. Mr. Lind’s bonus for 2008 was paid as 8,395 DSUs. See “Restricted Share Unit Plan” and “Executive Deferred Share Unit Plan”.

(11)	Each of Mr. Bruce and Mr. Rogers received prorated annual incentive bonuses for 2009 because of adjustments to their target bonus in October of 2009. See “The Corporation’s Annual Incentive Plan”.

Incentive Plan Awards

Outstanding share-based and option-based awards

The following table provides information with respect to outstanding stock options and RSUs held by the NEOs as of December 31, 2009. See “Senior Executive Incentive and Ownership Program”.

	Option Awards				Share Awards
						Market or
					Number of	Payout
	Number of			Value of	Shares or	Value of
	Securities			Unexercised	Units of	Share
	Underlying	Option		in-the-	Shares That	Awards
	Unexercised	Exercise		Money	Have Not	That Have
	Options	Price	Option	Options	Vested	Not Vested
Name	(#)	($)	Expiration Date	($)	(#)	($)
Nadir Mohamed	200,000	$30.1646	05/07/2016
	110,900	$29.3990	03/02/2016
	97,800	$38.9000	03/03/2015
	101,400	$38.8823	03/01/2014
	33,862	$7.4150	11/12/2013
	53,462	$4.8250	04/22/2013
	150,000	$22.6100	03/01/2013
	34,350	$16.9750	03/04/2012
	14,075	$11.4000	06/29/2011	5,567,100	291,271	9,521,649

Alan Horn	74,800	$10.4200	11/12/2013
	70,000	$8.6850	4/22/2013
	82,500	$22.6100	3/1/2013
	35,600	$16.9750	3/4/2012	4,737,200	Nil	Nil

Bill Linton	72,800	$29.3990	03/02/2016
	64,200	$38.9000	03/03/2015
	55,700	$38.8823	03/01/2014
	150,000	$22.2450	12/13/2012	1,806,335	89,794	2,935,366

Rob Bruce	74,500	$29.3990	03/02/2016
	65,700	$38.9000	03/03/2015
	55,700	$38.8823	03/01/2014
	14,500	$7.4150	11/12/2013
	61,875	$22.6100	03/01/2013
	6,750	$16.9750	03/04/2012	1,341,443	53,195	1,738,945

Phil Lind	70,100	$29.3990	03/02/2016
	61,800	$38.9000	03/03/2015
	55,700	$38.8823	03/01/2014
	40,800	$10.4200	11/12/2013
	49,300	$8.6850	04/22/2013
	82,500	$22.6100	03/01/2013	3,154,361	Nil	Nil

Edward Rogers	66,000	$29.3990	03/02/2016
	58,200	$38.9000	03/03/2015
	55,700	$38.8823	03/01/2014
	1,000,000	$10.4400	06/19/2013
	65,200	$8.6850	04/22/2013
	82,500	$22.6100	03/01/2013
	27,000	$12.7400	12/07/2011	25,402,582	Nil	Nil

Incentive plan awards — value vested or earned during the year.

The following table provides information on the vesting and payouts of awards under the Corporation’s incentive plans during 2009.

	Option		Non-Equity
	Awards–		Incentive Plan
	Value	Share Awards–	Compensation–
	Vested During	Value Vested	Value Earned
	the Year	During the Year	During the Year
Name	($)	($)	($)(1)
Nadir Mohamed	330,889	Nil	2,211,376

Alan Horn	208,444	116,960	N/A

Bill Linton	294,188	Nil	1,291,875

Rob Bruce	186,589	Nil	874,362

Phil Lind	117,975	Nil	596,250

Edward Rogers	117,975	Nil	871,261

Notes:

(1)	Includes amounts awarded under the Annual Incentive Plan and the SSP.

Pension Plan Benefits

The Corporation provides pension benefits to its employees, including NEOs, through the Rogers Defined Benefit Pension Plan (the Registered Plan). In addition, all NEOs, other than Mr. Mohamed, receive benefits under the Rogers Supplementary Retirement Plan (the Supplementary Plan).

The Registered Plan is a contributory defined benefit pension plan registered under the Income Tax Act (Canada) and the Pension Benefits Standards Act. However, executives who are eligible for membership in the Supplementary Plan are not required to contribute. For each year of credited service, the Registered Plan provides NEOs with an annual pension benefit of 2.0% of their career average base salary. Periodically, Rogers has provided for updates to the career average base year earnings used to determine pensions under the Registered Plan. The most recent such upgrade is effective January 1, 2010 such that pension benefits earned for all service prior to January 1, 2008 are based on the member’s pensionable earnings in 2007. The pension earned in respect of any given year is limited to the maximum pension limit under the Income Tax Act (Canada) for the year in which the benefit is earned. Pensions are payable on an unreduced basis once a member has attained age 55 and 30 years of continuous employment, but in any event no later than age 65.

The Supplementary Plan provides benefits to certain key executives approved by the Compensation Committee and provides benefits that can not be provided through the Registered Plan because of the Income Tax Act (Canada) limits. Benefits earned under the Supplementary Plan vest at age 55 and are payable on an unreduced basis once a member has attained age 55 and 30 years of continuous employment or age 65. Benefits payable from the Supplementary Plan are offset by any benefits payable from the Registered Plan. The Supplementary Plan is not funded and benefit payments to former executives are paid directly by Rogers. At December 31, 2009, the unfunded accrued obligation in respect of both current and former executives and their beneficiaries was $30,761,000 (compared to an accrued obligation of $27,089,000 as at December 31, 2008) of which $28,008,000 had been charged to earnings. In 2009, Rogers recognized a charge of $967,000 in respect of benefits accrued for service by current executives and made payments to former executives and their beneficiaries of $1,219,000.

Pursuant to Mr. Mohamed’s employment agreement, he is entitled to benefits under a supplementary retirement compensation arrangement (the RCA). Mr. Mohamed is not required nor permitted to make contributions to the RCA. Mr. Mohamed’s benefits under the RCA will be reduced to the amounts he was entitled to prior to his appointment as President and CEO if he breaches certain non-compete covenants. If Mr. Mohamed dies before benefits commence, his spouse at the time of his death will receive, or if Mr. Mohamed dies after benefits commence, his spouse at the time that benefits commence will receive, 60% of the benefits that would have been payable to Mr. Mohamed for her lifetime and if she dies within 5 years from the time she begins to receive such benefits her estate will receive a lump-sum payment equal to the value of her pension for the balance of that 5 year period. If Mr. Mohamed dies within 10 years after benefits commence and has no spouse at the time benefits commence, his estate will receive a lump sum payment equal to the value of his pension for the balance of that 10 year period. No death benefit is payable if Mr. Mohamed dies without a spouse prior to the commencement of benefit payments under the RCA.

The table below shows the following information for each NEO participating in the Corporation’s defined benefit pension arrangements: years of credited service as at December 31, 2009; estimated annual benefit accrued, or earned, for service up to December 31, 2009 and up to the age of 65; and a reconciliation of the accrued obligation from December 31, 2008 to December 31, 2009.

		Annual Benefits
		Payable(1)
	Number
	of Years	At		Accrued		Non-	Accrued
	Credited	Year	At	Obligation at	Compensatory	Compensatory	Obligation at
Name	Service	End	Age 65	Start of Year(2)	Change(3)	Change(4)	Year End(5)
Nadir Mohamed(6)	9.33	316,549	822,727	927,383	1,476,662	(63,221)	2,340,824

Alan Horn	19.00	251,903	284,819	1,027,660	551,181	8,678	1,587,519

Bill Linton(7)	2.00	25,613	149,113	65,428	82,794	(1,120)	147,102

Rob Bruce	2.68	33,748	200,108	111,643	93,317	(4,958)	200,002

Phil Lind	39.17	460,482	506,316	3,404,137	(11,724)	105,695	3,498,107

Edward Rogers	13.16	148,373	479,123	599,995	84,061	(50,872)	633,185

Notes:

(1)	Accrued benefits include any additional pension payable as a result of the update to the career average earnings base year effective January 1, 2010. The amount in the column showing the annual benefits payable at age 65 for Mr. Lind is the amount of annual benefits payable to Mr. Lind at age 70.

(2)	The accrued obligation at the start of the year is the value of the projected pension earned for service to September 30, 2008. The values have been determined using the same actuarial assumptions and measurement date used for determining the pension plan obligations at December 31, 2008 as disclosed in the notes to the 2008 consolidated financial statements, based on the actual earnings for 2008 and adjusted to reflect expected increases in pensionable earnings.

(3)	The values shown under Compensatory Change include the value of the projected pension earned for service in the year plus the change in accrued obligation due to differences between actual and assumed compensation for the year. Mr. Lind’s base salary did not increase in 2009 while the valuation of the accrued obligation assumed a 3% increase in base salary. As a result, there is a negative compensatory change as shown. The accrued benefit liabilities assume that RCI continues its historical practice of upgrading the career average earnings base year on a triennial basis. The impact of future assumed base year upgrades is recognized in the compensatory change over the career of each executive even in years when no such upgrade occurs. As a result, there is no additional compensatory change as a result of the January 1, 2010 base year upgrade. In the future, if RCI deviates from its historical practices, such deviation will be reflected in the compensatory change at that time.

(4)	Non-compensatory changes include interest on obligations at the beginning of the year, gains and losses due to differences in actual experience compared to actuarial assumptions and changes in actuarial assumptions.

(5)	The accrued obligation at year end is the value of the projected pension earned for service to September 30, 2009. The values have been determined using the same actuarial assumptions and measurement date used for determining the pension plan obligations at December 31, 2009 as disclosed in the notes to the 2009 consolidated financial statements, based on the actual earnings for 2009 and adjusted to reflect expected increases in pensionable earnings.

(6)	Mr. Mohamed’s employment agreement provides for a pension payable under the RCA at age 65 of $969,040.86 per annum less pension amounts payable from his previous employer and pension amounts payable from the Registered Plan. The pension amount prior to any offset is reduced by $3,694.73 for each month his actual retirement date precedes age 65.

(7)	Mr. Linton’s Registered Plan benefits vest January 1, 2010 and his Supplementary Plan benefits vested June 11, 2009.

Unless otherwise noted, all NEOs are currently vested in their pension entitlements earned to December 31, 2009. In accordance with Canadian generally accepted accounting principles, the amounts set out above make no allowance for the different tax treatment of the portion of pension not paid from the registered pension plans. All amounts shown above are estimated based on assumptions and represent contractual entitlements that may change over time. The methods and assumptions used to determine estimated amounts will not be identical to the methods and assumptions used by other issuers and, as a result, the figures may not be directly comparable across issuers.

Termination and Change of Control Benefits

Agreements

Under our employment contract with Mr. Mohamed, if: (a) we terminate his employment other than for cause; (b) he resigns within 60 days of a change of control; (c) certain material adverse changes are made to the terms of his employment; or (d) he and the Board disagree with respect to fundamental and material changes Mr. Mohamed wishes to make with respect to the business and Mr. Mohamed resigns, Mr. Mohamed is entitled to (i) the sum of two times his annual base salary, two times his annual incentive bonus at target that would have been paid in the year he was terminated and a prorated bonus at target for the period in the calendar year prior to his termination; (ii) continue in our pension and benefit plans and the RCA for 24 months; (iii) immediate vesting of his stock options and RSUs that would have vested and become exercisable within 24 months; (iv) have all performance targets related to such options or RSUs deemed to have been met; (v) exercise his options for the balance of their terms; and (vi) have his RSUs redeemed by RCI on their original redemption date. Mr. Mohamed has agreed, among other things, that during the term of his employment and for 12 months thereafter he will not compete directly or indirectly with the businesses of RCI and its subsidiaries and will not solicit any employee, customer or supplier of RCI and other related entities.

Under our employment contract with Mr. Linton, if we terminate Mr. Linton’s employment, other than for cause, we will provide him with monthly payments equal to his salary in lieu of notice, from the date of termination of employment until the earlier to occur of: (i) the date which is 12 months plus one month for each full year of employment up to an aggregate maximum of 24 months; or (ii) the date upon which he secures alternative employment. In addition, the RSUs which have been granted to him in 2008 will not be forfeited and will be redeemed on their vesting date as if Mr. Linton had continued in the Corporation’s employment. In addition, Mr. Linton will be entitled to a bonus amount, in accordance with established criteria, for this period. During the applicable period, Mr. Linton may continue to participate in our pension and benefit plans (except disability benefits). Mr. Linton has agreed that during the term of his employment with us and for a 12 month period thereafter, he will not compete directly or indirectly with us or our subsidiaries or solicit our customers and employees.

Under our employment contract with Mr. Bruce, if we terminate Mr. Bruce’s employment without cause, we will pay a sum equal to 24 months base salary and bonus (based on a target of 100% of base salary) in a lump sum and benefits (except for disability benefits), including car lease, will continue for a period of 24 months. Any options that would have vested in the 12 month period following the date of termination will vest on the termination date and be exercisable over the following 24 months. Mr. Bruce will also have 24 months from the date of termination to exercise any other options vested as of the termination date. In the event of the termination of his employment, for any reason, Mr. Bruce has agreed that he will not work for Telus Mobility or BCE Mobility, or perform the same or similar duties to those performed for RCI for any other wireless service provider in Canada, in each case for a period of 12 months following the date of termination. In the event of a change of ultimate control of Rogers Wireless, Mr. Bruce may within 60 days of such change of ultimate control terminate his employment and receive the benefits on the same terms as if this was termination of his employment without cause.

Under our employment contract with Mr. Rogers, if we terminate Mr. Rogers’ employment, other than for cause, we will provide him with monthly payments equal to his salary in lieu of notice from the date of termination of employment until the earliest to occur of: (i) the date which is six months plus one month for each full year of employment following the date of termination; (ii) his 65th birthday; or (iii) the date upon which he secures alternative employment; up to a maximum of 24 months. During the applicable period, Mr. Rogers may continue to participate in our pension and benefits plan (except any disability plans). In addition, all options to acquire our shares that would have, in accordance with the terms of the grants of such options, vested and become exercisable by Mr. Rogers during the period set out above, will immediately vest and become exercisable upon the effective date of termination of employment. Mr. Rogers has agreed that he will not, during the term of his employment with us and thereafter for a period of twelve months, compete directly or indirectly with us or our subsidiaries.

Potential Payments Upon Termination, Resignation, Retirement or Change of Control

The following table shows potential payments to each NEO, other than Mr. Horn and Mr. Lind who do not currently have an employment agreement or severance arrangement with the Corporation, as if the officer’s employment had been terminated and/or if the officer had retired or resigned following a change in control or for other reasons as of December 31, 2009. For a detailed explanation of the agreements that provide for these payments, please see

“Agreements” above. If applicable, amounts in the table were calculated using $32.69, the closing market price of Class B Shares on December 31, 2009. The actual amounts that would be paid to any NEO can only be determined at the time of an actual termination of employment and would vary from those listed below. The estimated amounts listed below are in addition to any retirement or other benefits that are available to our salaried employees generally.

Name	Scenario	Severance $	Stock Options $	RSUs $	Total $
Nadir Mohamed	Termination or material adverse changes to the terms of employment or resignation following a fundamental disagreement with the Board or resignation following change of control.	5,400,000	813,026	2,575,972	8,788,998

Bill Linton	Termination	2,601,725	Nil	1,729,301	4,331,026

	Retirement(1)	Nil	Nil	1,729,301	1,729,301

Rob Bruce	Termination or Change of Control	2,890,000	269,195	Nil	3,159,195

Edward Rogers	Termination	2,404,850	316,503	Nil	2,721,353

Note:

(1)	If Mr. Linton was terminated or had retired on December 31, 2009, he would be entitled to receive the 50,000 RSUs that were previously granted to him in 2008. These RSUs will otherwise vest in 2011.

SUMMARY OF EQUITY-BASED INCENTIVE PLANS

Stock Option Plans

Eligible Participants

Our and our affiliates’ regular full time employees and officers (the Participants) are eligible for a grant of stock options and tandem share appreciation rights (SAR) (collectively Awards) under the Stock Option Plans. All Awards require the approval of and are at the discretion of the Compensation Committee. The CEO has the authority to make Awards within guidelines approved by the Compensation Committee. A SAR is a right to surrender an option for a payment equal to the fair market value of a Class B Share minus the option exercise price.

Determination of Awards to be Granted

The Compensation Committee determines the portion of the Participants’ compensation to be paid as part of the Corporation’s long-term incentive plan. The Participant elects whether to receive the long-term incentive plan benefit awarded to him or her in the form of Awards, as RSUs (see below), or 50% in Awards and 50% in RSUs, unless he or she is a participant in the Senior Executive Incentive and Ownership Program, in which case he or she must receive his or her Awards in the form of performance contingent options (see “Senior Executive Incentive and Ownership Program” above). To the extent he or she is eligible and elects to receive such benefits in the form of Awards, the dollar amount to be credited as Awards is divided by the market price per Class B Share as of the grant date and the resulting number of Awards is awarded to the Participant.

The market price of the Class B Shares for calculating Awards, and the exercise price, is the weighted average trading price of the Class B Shares on the TSX for the 5 trading days before the relevant date.

Options as Percentage of Outstanding Shares

As of December 31, 2009, the total number of Class B Shares issuable under stock options outstanding under the Stock Option Plans was 13,467,096, representing 2.27% of the total number of Class A Shares and Class B Shares on that date (being 593,461,055 shares) and 2.80% of the total number of Class B Shares on that date (being 480,999,041 Class B Shares).

Vesting and Exercise of Awards upon Retirement or Termination of Employment

The Awards typically vest 25% per year. The Committee may establish a different vesting period. On a change of control of the Corporation, the Board may consent to the exercise of any outstanding Award, and, if it so consents, shall provide a limited period for the exercise of Awards to permit the holder of the Award to participate in the change of control transaction. Any Awards not so exercised expire.

The following rules apply if a Participant’s employment is terminated before expiry:

•	if terminated by death, disability, or retirement at retirement age as determined by the Compensation Committee, the Participant’s Awards continue to vest and all vested Awards are exercisable until the original expiry date in accordance with the original terms of the grant of such Awards (unless the Compensation Committee otherwise specifically determines);

•	if terminated for any other reason, other than cause, the Participant’s unvested Awards are forfeited (unless the Compensation Committee otherwise expressly determines in writing) and vested Awards may be exercised at any time within 30 days after termination; and

•	if terminated for cause, the Participant’s vested and unvested Awards are forfeited.

If the Participant is a member of the Board (but not a member of management) and ceases to be a member of the Board for any reason, all Awards continue to vest and all vested Awards are exercisable until the original expiry date in accordance with the original terms of such Awards (unless the Compensation Committee otherwise expressly determines in writing).

Assignment of Awards

Awards are personal to the holder and are non-assignable, except to a legal personal representative of the holder, to a personal holding company controlled by the holder or to a registered retirement savings plan established by the holder, subject to any applicable regulatory approval.

Expiration of Awards

Each Award expires seven years after the Award was granted, provided that, any Award which would otherwise expire during or within ten business days following a trading blackout may be exercised until the tenth business day following the end of the trading blackout.

Restricted Share Unit Plan

Eligible Participants

Our and our affiliates’ regular full time employees and officers (the Participants) are eligible for a grant of RSUs under our RSU Plan. All grants require the approval of and are at the discretion of the Compensation Committee.

Determination of RSUs to be Granted

To the extent the employee is granted Awards under the Stock Option Plan and elects to receive the Awards in the form of RSUs (see above), the number of RSUs to be credited to the Participant’s RSU account is determined by reference to a Black-Scholes valuation of the Award which the Participant would have otherwise received. Dividends paid on the Class B Non-Voting Shares are credited as additional RSUs (by dividing the dollar amount of dividends payable by the market price per Class B Non-Voting Share on the date credited).

Certain employees may elect to receive their bonus in the form of RSUs (Bonus RSUs).

The market price of the Class B Shares for calculating RSUs granted and credited as dividends, and the redemption price, is the weighted average trading price of the Class B Shares on the TSX for the five previous trading days.

Vesting of RSUs and Termination of Employment

Subject to specific employment arrangements, the Compensation Committee sets a date not later than 3 years after the grant date as the vesting date for a Participant’s RSUs, other than Bonus RSUs. Bonus RSUs granted before

December 31, 2009, vest no later than December 15th of the third calendar year following the calendar year in which the bonus remuneration was earned. Bonus RSUs granted after December 31, 2009, vest no later than June 15th of the third calendar year following the calendar year in which the bonus remuneration was earned. The RSU plan was amended in 2008 to provide that on a change of control of the Corporation, the Board may determine to redeem any outstanding RSUs. The Compensation Committee may also award RSUs subject to conditions, including performance conditions to vesting. To date, the Compensation Committee has not awarded RSUs subject to performance conditions to vesting.

The following rules apply if a Participant’s employment is terminated before the vesting date:

•	if terminated by death, retirement or disability, the Participant’s RSUs are deemed to have vested immediately before the death, retirement or disability date;

•	if terminated for any other reason, the Participant’s unvested RSUs are forfeited (unless the Committee otherwise expressly determines in writing); and

•	notwithstanding the above, any bonus amounts deferred as an RSU will vest immediately prior to a Participant’s termination date

Redemption of RSUs

We may redeem all of a Participant’s RSUs before the vesting date and we must redeem all of a Participant’s vested RSUs as of the vesting date.

To redeem RSUs, the Corporation or the Compensation Committee:

1.  shall to the extent an eligible holder of RSUs has properly elected, grant one DSU, governed by the Executive Deferred Share Unit Plan, for each RSU in respect of which an election is made; and

2.  otherwise may choose to:

(a)  issue one Class B Share for each RSU; or

(b)  pay cash equal to:

(i)  the number of RSUs credited multiplied by

(ii)  the market price per Class B Share; or

(c) use a combination of (a) and (b).

The Corporation may not issue Class B Shares unless we obtain the approval of the TSX and any other regulatory authority (as may be required) and, if and as required by the TSX, our shareholders.

Transferability of Awards

RSUs are not transferable or assignable other than to the legal personal representative of the holder or by will in the event of the death of a participant, subject to any applicable regulatory approval.

Executive Deferred Share Unit Plan

Eligible Participants

Our and our affiliates’ senior executive officers and officers designated by the Compensation Committee (an Eligible Executive) are eligible to participate in the Executive Deferred Share Unit Plan (the DSU Plan).

Determination of DSUs to be Granted

An Eligible Executive may elect to receive bonus remuneration, in whole or in part, in the form of DSUs or cash. In order to participate in the DSU Plan, the Eligible Executive must file a written election designating the portion or percentage of the bonus for the applicable fiscal year that is to be deferred into DSUs and the portion or percentage to be paid in cash. Only one election may be filed in respect of any fiscal year and that election is irrevocable. DSUs elected by an Eligible Executive are credited to an account maintained for the Eligible Executive by us. The number of DSUs to be credited to the Eligible Executive is determined by dividing the amount of the bonus to be deferred into DSUs by the market price per Class B Share. Dividends paid on the Class B Shares are credited as additional DSUs (by dividing the dollar amount of dividends payable by the market price per Class B Share).

The market price of the Class B Shares for calculating DSUs granted, credited as dividends and the redemption price, is the weighted average trading price of the Class B Shares on the TSX for the 5 trading days before the relevant date.

Redemption of DSUs

An Eligible Executive’s DSUs may be redeemed only when the Eligible Executive ceases to hold any position with the Corporation. On the redemption of DSUs, the Eligible Executive is entitled to receive a lump sum cash payment equal to the number of DSUs credited to the account, multiplied by the market price per Class B Share on the applicable date. If the Eligible Executive does not request redemption, the DSUs will be redeemed by us at the end of the year following the year of termination of employment. In the event of death of the Eligible Executive, we are to make a lump sum cash payment within ninety (90) days of the date of death, on the terms set out above.

Amendment and Termination of Equity Compensation Plans

Except as provided below, the Compensation Committee may amend, suspend or terminate such plans at any time, provided, however, that any such amendment, suspension or termination shall not decrease the entitlements of a participant which have accrued prior to the date of the amendment, suspension or termination. However, shareholder approval of amendments to the Stock Option Plans or the RSU Plan is required for any amendment which: (i) reduces the exercise price of an Award granted to an insider (other than adjustments in connection with a transaction or reorganization); (ii) extends the term of an Award or RSU held by an insider, except, in respect of an Award, an extension to 10 business days following the expiration of a trading blackout; or (iii) increases the maximum number of Class B Shares issuable under the Stock Option Plans or the RSU Plan or changes the maximum number of Class B Shares issuable under the Stock Option Plans or the RSU Plan to a fixed percentage; provided that shareholder approval is not required in the case of (i) amendments of a “housekeeping” nature, (ii) a change to the vesting provisions of Awards or the Stock Option Plans and the RSU Plan, (iii) a change to the termination provisions of Awards, RSUs, the Stock Option Plans and the RSU Plan which does not entail an extension beyond the original expiry date, and (iv) the addition of a cashless exercise feature to an Award, payable in cash or shares, which provides for a full deduction of the number of underlying shares from the Stock Option Plans’ reserve.

Employee Share Accumulation Plan

The Employee Plan is open to all of our employees. Under the Employee Plan, an employee may elect to participate by making contributions from payroll up to a maximum of 10% of salary, provided that such contributions in any year do not exceed $25,000.

The Employee Plan is managed by an independent trustee, which holds the contributions on behalf of the employee. We contribute to each participating employee’s account an amount equal to: (i) 25% of the aggregate contributions made during the first year of Employee Plan membership by the participating employee; (ii) 33% of the aggregate contributions made during the second year of Employee Plan membership by the participating employee; and (iii) 50% of the aggregate contributions made after the second year of Employee Plan membership by the participating employee. The trustee then purchases Class B Shares with such contributions, through the facilities of the TSX, for the account of the participating employee.

During the year ended December 31, 2009, an aggregate of 1,923,656 Class B Shares were purchased under the Employee Plan.

CONCLUSION

The Compensation Committee understands the Corporation’s compensation policies, programs and levels of compensation, including their long-term implications and the limitations imposed by employee agreements, and has determined that they are aligned with the Corporation’s performance and reflect competitive market practices. The Compensation Committee is confident that these policies and programs allow the Corporation to attract, retain and motivate talented executives while adding shareholder value.

Thomas I. Hull (Chairman)
Ronald D. Besse
Peter C. Godsoe, O.C.
William T. Schleyer
John A. Tory, Q.C.

PART 4  DIRECTOR COMPENSATION

Director Compensation, Philosophy and Components

The compensation of the members of the Board is subject to periodic review by the Corporate Governance Committee, based on an assessment by the Corporate Governance Committee of prevailing market conditions and with recommendations from Hugessen. In 2009, the Corporate Governance Committee engaged Hugessen to conduct a review of non-executive directors’ compensation. Based on the conclusions of the review, the Corporate Governance Committee recommended and the Board approved that no adjustments be made to directors’ compensation for 2009.

The compensation of directors is designed to:

•	attract and retain qualified individuals to serve on the Board;

•	align the interests of the directors with the interests of the Corporation’s shareholders; and

•	provide competitive compensation in line with the risks and responsibilities inherent to the role of director.

As described below, our director compensation program has five components:

•	an annual cash retainer;

•	annual fees if the director serves as Lead Director, a Committee Chair or Committee member;

•	attendance fees for each board and committee meeting the director attends;

•	travel fees, where applicable, to cover the time that was required to travel to attend board and committee meetings; and

•	DSUs, which directors may choose to receive in lieu of their fees.

Retainers and Fees

During the year ended December 31, 2009, non-employee members of the Board received director retainers and fees in accordance with the following standard arrangements:

Annual Board Retainer	$40,000
Lead Director	$40,000
Audit Committee Chair	$30,000
Compensation Committee Chair	$20,000
Other Committee Chairs	$10,000

Meeting Fees
Board or committee (other than Audit Committee)	$1,500	(1)	or
	$1,750		(travel 100 to 1000 km) or
	$2,000		(travel over 1000 km)

Audit Committee	$2,000		or
	$2,250		(travel 100 to 1000 km) or
	$2,500		(travel over 1000 km)

Audit and Compensation Committee chairs	$3,000

Other Committee Chairs	$2,000

Notes:

(1)	Directors are entitled to a fee of $500.00 for attendance by telephone conference call if less than one hour, subject to the discretion of the Chairman to determine that the full meeting fee will be paid.

The table below shows the retainers and fees that we paid to the non-employee directors during the year ended December 31, 2009.

	Retainer		Attendance fees
							% of
							Total
		Committee		Committee		Total Fees	Fees in
Name	Board(1)	Chair	Board	Meetings	Travel Fee	Paid	DSUs
Ronald D. Besse	$98,480	$30,000	$11,000	$27,000	N/A	$166,480	100%

C. William D. Birchall	$98,480	N/A	$12,500	$41,000	N/A	$151,980	100%

John Clappison	$98,480	$10,000	$12,500	$25,500	N/A	$146,480	60%

Peter C. Godsoe, O.C.	$167,720	$10,000	$11,000	$45,500	N/A	$234,220	100%

Thomas I. Hull	$98,480	$20,000	$12,500	$51,000	N/A	$181,980	45%

Isabelle Marcoux	$98,480	N/A	$12,500	$3,000	$1,500	$115,480	71%

The Hon. David R. Peterson, Q.C.	$98,480	N/A	$12,500	$7,500	N/A	$118,480	100%

Loretta Rogers	$98,480	N/A	$12,500	$25,000	N/A	$135,980	100%

Martha Rogers	$98,480	N/A	$12,500	$3,000	N/A	$113,980	100%

William T. Schleyer	$98,480	N/A	$15,500	$16,500	$3,000	$133,480	100%

John A. Tory	$98,480	N/A	$11,000	$45,000	N/A	$154,480	100%

J. Christopher C. Wansbrough	$98,480	$10,000	$12,500	$21,500	N/A	$142,480	34%

Colin D. Watson	$98,480	N/A	$12,500	$15,500	N/A	$126,480	38%

Total	$1,349,480	$80,000	$161,000	$327,000	$4,500	$1,921,980

Notes:

(1)	The amount disclosed in respect of the Board retainer includes the value of the DSUs granted to directors in 2009. See “Directors’ Deferred Share Unit Plan” below.

In addition to the fees above, we reimburse directors for travel and other expenses when they attend meetings or conduct our business. Our non-employee directors are not entitled to a pension or other retirement benefits or to non-equity incentive plan compensation.

Share Ownership Guidelines

The share ownership guidelines for directors are designed to link the interests of directors to those of our shareholders by encouraging directors to hold an ownership position in the Corporation’s shares. Each non-employee director is required to own four times his or her annual cash retainer in any combination of Class A Shares, Class B Shares and DSUs during his or her term of service as director of the Corporation. Directors have five years to attain required ownership levels. See “Part 2 — Business of the Meeting — Election of Directors — The Proposed Nominees” above.

Directors’ Deferred Share Unit Plan

We introduced the directors’ DSU Plan effective January 1, 2000 to encourage directors to align their interests with shareholders. Non-employee directors may choose to receive any or all of their fees in DSUs. Each DSU has a value equal to the market value of a Class B Share at the start of the relevant fiscal quarter. A director’s DSU may be redeemed only when the director ceases to be a director. At the time of redemption, the director is entitled to receive a lump-sum cash payment equal to the number of DSUs credited to the director’s account multiplied by the market value of the Class B Shares. DSUs accrue dividends in the form of additional DSUs at the same rates as dividends on Class B Shares. In 2009, each director that is not an employee received a grant of 2,000 DSUs, other than the lead director and the Chairman, who received 3,000 and 4,000 DSUs respectively. The market price of the Class B Shares for calculating DSUs granted and credited as dividends, and the redemption price, is the weighted average trading price of the Class B Shares on the TSX for the five trading days before the relevant date.

Incentive Plan Awards

Director Summary Compensation Table

The following table shows the compensation received by each director for the year ended December 31, 2009. Directors who are also employees of the Corporation or its subsidiaries receive no remuneration as directors.

		Share-Based	All Other
	Fees	Awards	Compensation	Total
Name(1)	Earned	($)(3)	($)	($)
R.D. Besse	Nil	166,480	N/A	166,480

C.W.D. Birchall	Nil	151,980	N/A	151,980

J.H. Clappison	52,800	93,680	N/A	146,480

P.C. Godsoe	Nil	234,220	N/A	234,220

T.I. Hull	90,500	91,480	N/A	181,980

I. Marcoux	28,500	86,980	N/A	115,480

D.R. Peterson	Nil	118,480	N/A	118,480

L.A. Rogers	Nil	135,980	N/A	135,980

Melinda M. Rogers(2)	Nil	Nil	549,563	549,563

Martha L. Rogers	Nil	113,980	N/A	113,980

W.T. Schleyer	Nil	133,480	N/A	133,480

J.A. Tory	Nil	154,480	N/A	154,480

J.C.C. Wansbrough	84,000	58,480	N/A	142,480

C.D. Watson	68,000	58,480	N/A	126,480

Notes:

(1)	Compensation disclosure for Alan Horn, Nadir Mohamed, Phil Lind and Edward Rogers, each of whom was an NEO and a director in 2009, can be found in the Summary Compensation Table above.

(2)	Compensation disclosure for Melinda Rogers, who is also an employee, includes all elements of compensation including base salary, annual incentives (including SSP), long-term incentives, perquisites and benefits.

(3)	Directors may elect to receive all or part of their fees in the form of DSUs, as discussed above under the heading “Directors’ Deferred Share Unit Plan”.

Outstanding Share-based and Option-based Awards

	Option Awards(1)				Share Awards
	Number of				Number of
	securities			Value of	shares or	Market or payout
	underlying	Option		unexercised	units of shares	value of share
	unexercised	exercise	Option	in-the-money	that have not	awards that have
	options	price	expiration	options	vested	not vested
Name(2)	(#)	($)	date	($)	(#)	($)
R.D. Besse	4,600	10.42	11/12/2013
	4,268	23.44	11/01/2012
	4,000	12.74	12/7/2011	221,721	Nil	Nil

C.W.D. Birchall	2,134	23.44	11/01/2012	19,740	Nil	Nil

J.H. Clappison	Nil	N/A	N/A	N/A	Nil	Nil

P.C. Godsoe	15,400	10.30	12/17/2013
	4,600	10.42	11/12/2013
	4,268	23.44	11/01/2012	486,727	Nil	Nil

T.I. Hull	Nil	N/A	N/A	N/A	Nil	Nil

I. Marcoux	Nil	N/A	N/A	Nil	Nil	Nil

D.R. Peterson	4,600	10.42	11/12/2013
	4,200	7.415	11/12/2013
	4,600	8.685	4/22/2013
	6,300	4.825	4/22/2013
	4,268	23.44	11/01/2012
	4,200	6.305	2/5/2012
	4,000	12.74	12/7/2011	724,666	Nil	Nil

L.A. Rogers	4,600	10.42	11/12/2013
	5,600	7.415	11/12/2013
	4,600	8.685	4/22/2013
	4,268	23.44	11/01/2012
	4,000	12.74	12/7/2011	473,684	Nil	Nil

Melinda M. Rogers	30,200	38.90	3/3/2015
	55,700	38.8823	3/1/2014
	26,000	10.42	11/12/2013
	31,400	8.685	4/22/2013
	82,500	22.61	3/1/2013
	6,200	16.975	3/4/2012
	17,600	12.74	12/7/2011
	100,000	11.885	12/12/2010
	10,000	18.595	5/15/2010
	34,200	29.399	3/2/2016	4,946,932	Nil	Nil

Martha L. Rogers	4,600	10.42	11/12/2013
	4,600	8.685	4/22/2013
	4,000	12.74	12/7/2011	292,665	Nil	Nil

W.T. Schleyer	4,600	10.42	11/12/2013
	4,600	8.685	4/22/2013
	4,268	23.44	11/1/2012
	4,000	12.74	12/7/2011
	10,000	18.595	5/15/2010	473,094	Nil	Nil

J.A. Tory	4,600	10.42	11/12/2013
	4,600	8.685	4/22/2013
	4,268	23.44	11/1/2012
	4,000	12.74	12/7/2011	332,144	Nil	Nil

J.C.C. Wansbrough	4,600	10.42	11/12/2013
	4,600	8.685	4/22/2013
	4,268	23.44	11/1/2012
	4,000	12.74	12/7/2011	332,144	Nil	Nil

C.D. Watson	1,067	23.44	11/1/2012	9,870	Nil	Nil

Notes:

(1)	Prior to 2006, directors were entitled to receive stock options and tandem share appreciation rights. Effective July 1, 2006 directors no longer receive stock options. The terms of these options are described above under “Summary of Equity-Based Incentive Plans.”

(2)	Disclosure for Alan Horn, Nadir Mohamed, Phil Lind and Edward Rogers, each of whom was an NEO and a director in the year, can be found under “Executive Compensation — Incentive Plan Awards” and in the “Executive Compensation — Summary Compensation Table”, above.

Incentive Plan Awards — Value Vested or Earned During the Year

			Non-Equity
			Incentive Plan
	Option Awards(2)—	Share Awards—	Compensation—
	Value Vested During	Value Vested During	Value Earned During
	the Year	the Year	the Year
Name(1)	($)	($)	($)
R.D. Besse	9,294	166,480	N/A

C.W.D. Birchall	4,651	151,980	N/A

J.H. Clappison	—	93,680	N/A

P.C. Godsoe	9,294	234,220	N/A

T.I. Hull	9,294	91,480	N/A

I. Marcoux	—	86,980	N/A

D.R. Peterson	9,294	118,480	N/A

L.A. Rogers	9,294	135,980	N/A

Melinda M. Rogers	133,731	—	268,313	(3)

Martha L. Rogers	—	113,980	N/A

W.T. Schleyer	9,294	133,480	N/A

J.A. Tory	9,294	154,480	N/A

J.C.C. Wansbrough	9,294	58,480	N/A

C.D. Watson	9,294	58,480	N/A

Notes:

(1)	Disclosure for Alan Horn, Nadir Mohamed, Phil Lind and Edward Rogers, each of whom was an NEO and a director in the year, can be found under “Executive Compensation — Incentive Plan Awards” and in the “Executive Compensation — Summary Compensation Table”, above.

(2)	Prior to 2006, directors were entitled to receive stock options and tandem share appreciation rights. Effective July 1, 2006, directors no longer receive stock options. The terms of these options are described above under “Summary of Equity-Based Incentive Plans — Stock Option Plans”.

(3)	Includes amounts awarded under the Annual Incentive Plan and the SSP.

PART 5  SECURITIES AUTHORIZED FOR ISSUANCE
UNDER EQUITY COMPENSATION PLANS

The following table shows details of equity compensation plan information at December 31, 2009.

	Number Of Securities
	To Be Issued			Number Of Securities
	Upon Exercise Of			Remaining Available
	Outstanding Options,		Weighted — Average	For Future Issuance Under
	Warrants And Rights		Exercise Price	Equity Compensation Plans
	As at December 31, 2009		Of Outstanding Options,	(Excluding Securities
Plan Category	(A)		Warrants And Rights	Reflected In Column (A))
Equity compensation plans approved by Securityholders	OPTIONS	13,467,096	$23.73	11,983,521

	RSUs	1,060,223	N/A	2,939,777

TOTAL		14,527,319		14,923,298

The following information is provided as of March 19, 2010:

	# of Class B
	Shares
	Issued and Issuable
	Under Security Based	% of Outstanding
	Compensation	Class A and Class B
Plan	Arrangements	Shares

Restricted Share Unit Plan	4,000,000	0.68%
2000 Stock Option Plan	30,000,000	5.13%
1996 Stock Option Plan	25,000,000	4.27%
1994 Stock Option Plan	9,500,000	1.62%

As at March 19, 2010, the total number of Class B Shares issuable under outstanding stock options and the RSU Plan is 15,453,328 representing 2.64% of the aggregate Class A Shares and Class B Shares outstanding. The aggregate number of Class B Shares issued to date under the Stock Options Plans is 41,330,534. The aggregate number of Class B Shares remaining available for future issuance under the Stock Options Plans and the RSU Plan is 11,716,138.

All equity based plans restrict the participation of insiders in the plans as follows:

•	the number of Class B Shares reserved for issuance to any one person pursuant to awards granted under the Stock Option Plans, the RSU Plan and any other unit or stock option plan shall not at any time exceed 5% of the aggregate number of outstanding Class A Shares and Class B Shares;

•	the number of Class B Shares reserved for issuance to insiders and their associates pursuant to awards granted under the Stock Option Plans, the RSU Plan and any other unit or stock option plan shall not exceed 10% of outstanding Class A Shares and Class B Shares;

•	the number of Class B Shares issued under the Stock Option Plans, the RSU Plan and any other of our share compensation arrangements to any one insider or that insider’s associates in a 12 month period shall not exceed 5% of the outstanding Class A Shares and Class B Shares; and

•	the number of Class B Shares issued under the Stock Option Plans, the RSU Plan and any other of our share compensation arrangements to insiders and their associates in a 12 month period shall not exceed 10% of the outstanding Class A Shares and Class B Shares.

The Committee has the authority to waive or vary the provisions regarding exercise of options or RSUs following termination of employment or ceasing to be a director, as applicable.

PART 6  INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

The following table shows the aggregate indebtedness of directors, executive officers and employees (current and former) outstanding at March 8, 2010 to the Corporation and its subsidiaries.

	To the Corporation
Purpose	or its subsidiaries	To Another Entity

Share Purchases	$ Nil	Nil
Other	$733,123	Nil

PART 7  CORPORATE GOVERNANCE

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board endorses the principle that our corporate governance practices (the Corporate Governance Practices) are a fundamental part of our proper functioning as a corporation. The Board believes that these Corporate Governance Practices enhance the interests of our securityholders, employees, customers and of others dealing with us. These Corporate Governance Practices conform in all substantial aspects with applicable corporate governance guidelines and standards and take into account the following:

Source	Reason for Conforming

Sarbanes-Oxley Act of 2002 (U.S.)	We are a foreign private issuer in the U.S.A.
New York Stock Exchange (the NYSE)	We have shares listed on the NYSE
The TSX	We have shares listed on the TSX
Canadian Securities Administrators	We are a reporting issuer in various jurisdictions in Canada

The Board closely monitors these and other corporate governance developments and is committed to enhancing our Corporate Governance Practices on a continuing basis. Our Corporate Governance Practices, summarized below, respond to the disclosure required by National Instrument 58-101 — Disclosure of Corporate Governance Practices (NI 58-101) and the guidelines set forth in National Policy 58-201 — Corporate Governance Guidelines. This Statement of Corporate Governance Practices was prepared by the Corporate Governance Committee and approved by the Board.

Controlled Company Exemption

The NYSE listing standards require a listed company to have, among other things, a nominating committee consisting entirely of independent directors. The rules permit a “controlled company” to be exempt from this requirement. A “controlled company” is a company of which more than 50% of the voting power is held by an individual, group or another company. The Board has determined that it is appropriate for directors affiliated with the controlling shareholder to serve on the Board committees apart from the Audit Committee because of the alignment of interests between our controlling shareholder and our minority shareholders, namely the creation of value and long-term growth. Accordingly, the Board has approved the Corporation’s reliance on the controlled company exemption.

Foreign Private Issuer Status

Under the NYSE listing standards, a “foreign private issuer”, such as the Corporation, is not required to comply with most of the NYSE corporate governance listing standards. However, foreign private issuers are required to disclose any significant ways in which their corporate governance practices differ from those followed by U.S. companies under NYSE listing standards.

(1)	Appointment of Auditors

The NYSE listing standards require the audit committee of a U.S. company to be directly responsible for the appointment of any registered accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit review or attest services. There is an exception for foreign private issuers that are required under a home country law to have auditors selected pursuant to home country standards. Pursuant to the Business Corporations Act (British Columbia), our auditors are to be appointed by the shareholders at the annual general meeting of the Corporation. Our audit committee is responsible for evaluating the auditors and advising the Board of its recommendation regarding the appointment of auditors.

(2)	Shareholder Approval of Equity Compensation Plans

The NYSE listing standards also require shareholder approval of all equity compensation plans and material revisions to such plans. The definition of “equity compensation plan” covers plans that provide for the delivery of newly issued or treasury securities. The TSX rules provide that only the creation of, or material amendments to, equity compensation plans that provide for new issuances of securities are subject to shareholder approval in certain circumstances. We follow the TSX rules with respect to the requirements for shareholder approval of equity compensation plans and material revisions to such plans.

Composition of the Board

(1)	Independence

The Board currently has 18 members. The Board is responsible for determining whether a director is “independent” within the meaning of NI 58-101.

Certain directors may be principals of, partners in or hold other positions with entities that provide legal, financial or other services to the Corporation. The Board has adopted discretionary Director Material Relationship Standards for the purpose of assisting the Board in making determinations whether or not a direct or indirect business, commercial, banking, consulting, professional or charitable relationship that a director may have with the Corporation or its subsidiaries is a material relationship that could, in the view of the Board, reasonably interfere with the exercise of the director’s independent judgment. These standards can be reviewed in the Corporate Governance section of the Corporation’s website at www.rogers.com.

Based on the information provided by each existing and proposed director and the recommendations of the Corporate Governance Committee, the Board has determined that the following nominees are independent in accordance with the requirements of NI 58-101. In making this determination, the Board considered all of the relationships that each nominee has with the Corporation (taking the discretionary standards referred to above and other factors the Board considered relevant into account) and concluded that none of the relationships considered would likely impair the existing or proposed director’s independent judgment.

Ronald D. Besse
C. William D. Birchall
Stephen A. Burch
John H. Clappison
Peter C. Godsoe, O.C.
Thomas I. Hull
Isabelle Marcoux
The Hon. David R. Peterson, P.C., Q.C.
William T. Schleyer
John H. Tory
Colin D. Watson

A majority of the Board nominees are independent.

The nominees who are not independent (and the basis for that determination) are:

Alan D. Horn (Chair and former Acting CEO and executive officer of certain private Rogers family holding companies which controls the Corporation)
Philip B. Lind, C.M. (executive officer of the Corporation)
Nadir Mohamed (executive officer of the Corporation)
Edward S. Rogers (executive officer of the Corporation)
Loretta A. Rogers (mother of executive officers of the Corporation)
Martha Rogers (sibling of executive officer of the Corporation)
Melinda M. Rogers (executive officer of the Corporation)

During 2009, the independent directors met at in camera sessions during every Board meeting without management or non-independent directors. In camera sessions for the independent directors are included as part of the agenda for director meetings in 2010.

(2)	Board Leadership

Alan D. Horn is the Chair of the Board and is not an independent director. Pursuant to the Board Charter, the Board has appointed Peter C. Godsoe, O.C. as lead director. The lead director facilitates the functioning of the Board independently of management of the Corporation and provides independent leadership to the Board. For further information regarding the role and responsibilities of the lead director, see “Role and Responsibilities of the Chair and Lead Director” in the Board Mandate (attached to this Information Circular as Appendix A).

(3)	Retirement Policy

RCI does not currently have a retirement policy for directors.

For further information regarding the directors, including directorships of other reporting issuers and attendance at Board and committee meetings, see “Business of the Meeting — Election of Directors.

Mandate of the Board

The Board has adopted a Board of Directors Mandate (the Board Mandate) as its written mandate of directors’ duties and responsibilities (the Board Mandate is attached to this Information Circular as Appendix A).

Position Descriptions

The Board Mandate states the Chair’s main responsibility as overseeing and managing and assisting the Board in fulfilling its duties and responsibilities in an effective manner independently of management. For that purpose, the duties of the Chair of the Board include:

•	to chair Board meetings and annual and special meetings of shareholders;

•	to organize an appropriate annual work plan and regularly scheduled meetings for the Board;

•	to prepare the agenda for each Board meeting with the participation of management;

•	to monitor the work of the committees of the Board and in that connection the Chair may attend, as a non-voting participant, all meetings of Board committees (other than those on which he otherwise sits); provided that, if the Chair is not independent, he or she must be absent for portions of meetings where all Committee members are required to be independent;

•	to arrange for an appropriate information package to be provided on a timely basis to each director in advance of the meeting;

•	to assist in the Board’s evaluation and self-assessment of its effectiveness and implementation of improvements;

•	to provide appropriate guidance to individual Board members in discharging their duties;

•	to ensure newly appointed directors receive an appropriate orientation and education program;

•	to provide arrangements for members of the Board to communicate with the Chair formally and informally concerning matters of interest to Board members; and

•	to promote best practices and high standards of corporate governance.

The chairs of each board committee are responsible to organize the affairs of such committee, chair its meetings, provide guidance to the members of such committee, retain outside experts as may be required and report to the Board on the work of such committee. The mandate of the committee may also assign specific additional responsibilities to the chair of the committee.

The Board has approved a detailed written job description for the office of CEO. The Compensation Committee will review and approve the CEO’s written objectives for the current year.

Orientation and Continuing Education

It is the responsibility of the Chair of the Board to oversee an orientation and continuing education program for the directors. Newly appointed directors attend orientation sessions which are intended to familiarize new directors with our business and operations, including management structure, strategic plans, finances, opportunities and risks. New directors have the opportunity to meet with management and other members of the Board. New directors are also provided with a package of detailed information concerning our affairs, including public filings. From time to time, presentations are made by management personnel or outside experts to educate the directors on new issues.

Ethical Business Conduct

The Board has adopted both a Directors Code of Conduct and Ethics and the Business Conduct Guidelines for Officers and Employees (the Codes). The Codes require our directors, officers and employees to disclose any material transaction or relationship that could reasonably be expected to give rise to a conflict of interest, among other requirements.

To ensure the directors exercise independent judgment in considering transactions, agreements or decisions in respect of which a director has a material interest, the directors follow a practice whereby any such director must be absent during any board discussion pertaining thereto and must not cast a vote on such matter.

Issues arising in connection with the Codes, including conflicts of interest are reported to the Audit Committee in the case of the Business Conduct Guidelines and to the Corporate Governance Committee in the case of the Directors Code of Conduct and Ethics, which are responsible for monitoring compliance with the applicable Code and applying and interpreting the applicable Code in particular situations. The Committees must inform the Board of any Code violation. Any waiver of a Code provision may be made only by the Board or by the applicable committee and reported to the Board.

We have publicly filed the Codes on SEDAR and posted them under “Corporate Governance” at www.rogers.com.

Nomination of Directors

Potential candidates for director of the Corporation are evaluated by the Nominating Committee, having regard to the candidate’s background and qualifications to ensure that the candidate’s experience and skill are aligned with the Corporation’s needs. In evaluating candidates, the Nominating Committee considers the effectiveness of the Board, as a whole, and its individual members, including their respective competencies and skills.

The Control Trust Chair of the Rogers Control Trust (see “Outstanding Shares and Main Shareholders” above) is obligated to use reasonable efforts to procure the appointment of the Control Trust Chair and the Control Trust Vice-Chair to the Nominating Committee. The Nominating Committee, which is responsible for, among other things, the identification of new candidates for the Board, is not comprised entirely of independent directors because two members, Edward S. Rogers and Melinda Rogers, are executive officers of our Corporation and because of their respective roles as the Control Trust Chair and Control Trust Vice-Chair of our controlling shareholder. Because of the alignment of interests between our controlling shareholder and our minority shareholders, namely the creation of value and long-term growth, the Board has determined that it is appropriate for Edward S. Rogers and Melinda Rogers to be members of the Nominating Committee, with the remainder of the members of the Nominating Committee being independent directors. The Board believes that the presence of a majority of independent directors on the Nominating Committee and the alignment of interests described above ensure an objective nomination process that is in the interests of all shareholders.

Summary of Responsibilities, Powers and Operation of the Nominating Committee:

The Nominating Committee:

•	reviews, considers and/or initiates proposals for nomination of directors to the Board and the board of directors of wholly owned subsidiaries;

•	where appropriate, interviews proposed nominees;

•	assesses incumbent directors for re-nomination to the Board and/or committees of the Board; and

•	establishes criteria for and recommends prospective members for our and our affiliates’ boards and/or committees of the boards.

The Nominating Committee has five members, a majority of whom are independent.

Compensation

Summary of Responsibilities, Powers and Operation of the Compensation Committee:

The Compensation Committee:

•	approves compensation of senior officers;

•	reviews and recommends to the Board our executive compensation and severance policies;

•	reviews our compensation and benefit programs (design and competitiveness) and senior executives’ management development and succession planning; and

•	sets performance objectives for the CEO and measures the CEO’s performance against these objectives.

All members of the Compensation Committee are independent. For additional information, please see “Compensation Discussion and Analysis — Compensation Committee” above.

The Compensation Committee and the Board are responsible for CEO succession planning and for satisfying themselves that succession planning is in place for all other key executive roles. This includes identifying potential succession candidates for key positions, fostering leadership development and management depth and reviewing progress on leadership development plans.

Board Committees

The Board has 7 permanent (or standing) committees (the Nominating Committee and the Compensation Committee are described above and the other five are described below). The Board may appoint special committees to deal with specific matters. A special committee might, for example, consider proposed material transactions between us and our controlling shareholder (or corporations controlled by our controlling shareholder) or between us and our subsidiaries. In those cases the committee would consist entirely of independent directors who have no relationship to us or to our controlling shareholder other than as a director.

Audit Committee

The function of the Audit Committee is as follows:

•	reviews financial reporting procedures (internal and external) and adequacy of internal controls (including steps to remedy);

•	reviews significant issues, concerns or difficulties encountered during the audit process with management and auditors (internal and external);

•	reviews consolidated financial statements (annual audited and interim unaudited);

•	reviews annual and interim financial information and press releases before release of earnings;

•	resolves disagreements between management and external auditors regarding financial reporting;

•	reviews and assesses procedures for the review and timely disclosure of financial information derived from the financial statements;

•	selects, recommends compensation of and oversees external auditor for audit, review and attest services and recommends external auditors to be nominated for shareholders’ approval;

•	pre-approves audit, audit-related and non-audit services of external auditors;

•	assesses and reports to the Board on independence and performance of external auditors;

•	assesses management’s design, implementation of and reporting on internal controls;

•	reviews activities, organization and qualifications of the internal auditors;

•	reviews before release management’s discussion and analysis, annual information form and other disclosure documents containing financial information;

•	reviews, with the general counsel, legal compliance, litigation and other legal matters;

•	establishes procedures for complaints regarding accounting, internal controls and auditing, including employees’ confidential anonymous concerns;

•	prepares annual performance evaluation of the Audit Committee and reviews with Board;

•	reviews annually the Audit Committee Charter (see www.rogers.com);

•	meets periodically and separately with chief financial officer, internal auditors, external auditors and general counsel;

•	engages outside advisors as appropriate at our expense without Board or management approval;

•	conducts appropriate investigations;

•	monitors compliance with the Code of Conduct and Ethics;

•	reviews with senior management the controls and procedures that have been adopted by the Corporation to confirm that material information about the Corporation and its subsidiaries that is required to be disclosed under applicable law or stock exchange rules is disclosed within the required time periods; and

•	reviews disclosures made to it by the CEO and Chief Financial Officer during their certification process for applicable securities law filings about any significant deficiencies and material weaknesses in the design or operation of the Corporation’s internal control over financial reporting which are reasonably likely to adversely affect the Corporation’s ability to record, process, summarize and report financial information required to be disclosed by the Corporation in the reports that it files or submits under U.S. federal securities law or applicable Canadian federal and provincial legislation and regulations within the required time periods, and any fraud, whether or not material, involving management or other employees who have a significant role in the Corporation’s internal control over financial reporting.

Please see the section entitled “Audit Committee” of the Corporation’s Annual Information Form, available at www.sedar.com, for additional information with respect to the Corporation’s audit committee.

Corporate Governance Committee

The function of the Corporate Governance Committee is as follows:

•	reviews and makes recommendations regarding the Board’s approach to director independence;

•	develops, recommends to the Board and reviews our corporate governance practices (including Board Mandate and Code of Conduct and Ethics);

•	recommends to the Board and committees the number and content of meetings, annual work plan and schedules of issues;

•	reviews size and compensation of our and our affiliates’ boards and committees;

•	reports to the Board as to adequacy and form of directors’ compensation;

•	provides an orientation and education program for new directors;

•	evaluates annually Board and committee performance;

•	reviews Board committees’ mandates;

•	monitors policies for senior officers accepting outside directorships, minimum share ownership for non-management directors and confidential material information (disclosure, restricted use and insider trading); and

•	oversees individual directors engaging outside advisors at our expense

Pension Committee

The function of the Pension Committee is as follows:

•	supervise the administration of our pension plans; and

•	reviews our pension plans’ provisions and investment performance.

Executive Committee

The function of the Executive Committee is as follows:

•	acts under powers delegated by the Board;

•	approves final terms of transactions previously approved by the Board; and

•	monitors the implementation of policy initiatives adopted by the Board.

Finance Committee

The function of the Finance Committee is to review and report to the Board or a committee of the Board on certain matters, including:

•	financings (including share issuances);

•	transactions not budgeted, outside the ordinary course of business and involving more than $50 million;

•	engagement of financial, investment or similar advisors in connection with transactions involving more than $100 million;

•	alliance, branding, licence, relationship, partnership and joint venture arrangements involving more than $50 million;

•	granting, issuing or assuming rights of first negotiation, first offer or first refusal involving a Rogers property or asset exceeding $50 million;

•	granting or assuming obligations with respect to any non-competition covenant or exclusivity undertaking involving property, assets or revenues exceeding $50 million and for a term in excess of two years; and

•	candidates for appointments of Chief Financial Officer and Audit Committee Chair of the Corporation and our subsidiaries.

The Control Trust Chair of the Rogers Control Trust (see “Outstanding Shares and Main Shareholders” above) is obligated to use reasonable efforts to procure the appointment of the Control Trust Chair and the Control Trust Vice-Chair to the Finance Committee.

Board and Director Performance

The Corporate Governance Committee uses discussions between the Chair of the Committee and Board members and annual written evaluations to solicit comment and evaluation from individual directors on the performance and effectiveness of the Board and its committees and recommendations for improvements. The Chair of the Committee discusses with the individual directors the effectiveness and performance of the Board and individual directors’ areas of interest and participation. The Chair also discusses with each committee chairman the mandate, effectiveness and performance of such committee. The Chair reviews the recommendations and comments of the directors with the Corporate Governance Committee.

PART 8  OTHER INFORMATION

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

We are not aware that any shareholder holding more than 10% of the voting rights attached to the Class A Shares, any proposed nominee for election as director, any director or officer of us or any of our subsidiaries, or any associate or affiliate of those persons has any material interest in any transaction that has materially affected or would materially affect us or any of our subsidiaries since January 1, 2009.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

None of our directors or executive officers, nor any person who has had such a position since January 1, 2009, nor any proposed nominee for election as our director, nor any of their respective associates or affiliates, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the meeting.

MANAGEMENT CONTRACTS

There are no agreements or arrangements where our or any of our subsidiaries’ management functions were, to any substantial degree, performed by a person or company other than our or our subsidiaries’ directors or senior officers.

ADDITIONAL DOCUMENTATION

Please see our financial statements and Management’s Discussion & Analysis for 2009 for financial information. Additional information is available on SEDAR at www.sedar.com and www.sec.gov (in the SEC’s EDGAR filings section). You can obtain a copy of our most recent financial statements, Management’s Discussion & Analysis and Annual Information Form without charge, upon request from the Investor Relations Department at the following address:

Vice-President, Investor Relations
Rogers Communications Inc.
333 Bloor Street East
Toronto, Ontario
M4W 1G9
(Telephone 416.935.3532)

The Board has approved the contents and the sending of this Information Circular.

David P. Miller
Secretary

March 19, 2010
Toronto, Ontario, Canada

APPENDIX “A”

BOARD OF DIRECTORS MANDATE

The purpose of this mandate (“Mandate”) of the board of directors (the “Board”) of Rogers Communications Inc. (the “Company”) is to provide guidance to Board members as to their duties and responsibilities. The power and authority of the Board is subject to the provisions of applicable law.

PURPOSE OF THE BOARD

The Board is responsible for the stewardship of the Company. This requires the Board to oversee the conduct of the business and affairs of the Company. The Board discharges some of its responsibilities directly and discharges others through committees of the Board. The Board is not responsible for the day-to-day management and operation of the Company’s business, as this responsibility has been delegated to management. The Board is, however, responsible for supervising management in carrying out this responsibility.

MEMBERSHIP

The Board consists of directors elected by the shareholders as provided for in the Company’s constating documents and in accordance with applicable law. From time to time, the Corporate Governance Committee shall review the size of the Board to ensure that its size facilitates effective decision-making by the Board in the fulfillment of its responsibilities.

Each member of the Board must act honestly and in good faith with a view to the best interests of the Company, and must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. A director is responsible for the matters under “Role and Responsibilities of the Board” below as well as for other duties as they arise in the director’s role.

All members of the Board shall have suitable experience and skills given the nature of the Company and its businesses and have a proven record of sound judgment. Directors are to possess characteristics and traits that reflect:

•	high ethical standards and integrity in their personal and professional dealings;

•	the ability to provide thoughtful and experienced counsel on a broad range of issues and to develop a depth of knowledge of the businesses of the Company in order to understand and assess the assumptions on which the Company’s strategic and business plans are based and to form an independent judgment with respect to the appropriateness and probability of achieving such plans;

•	the ability to monitor and evaluate the financial performance of the Company;

•	an appreciation of the value of Board and team performance over individual performance and a respect for others; and

•	an openness for the opinions of others and the willingness to listen, as well as the ability to communicate effectively and to raise tough questions in a manner that encourages open and frank discussion.

Directors are expected to commit the time and resources necessary to properly carry out their duties. Among other matters, directors are expected to adequately prepare for and attend all regularly scheduled Board meetings. New directors are expected to understand fully the role of the Board, the role of the committees of the Board and the contribution individual directors are expected to make.

ETHICS

Members of the Board shall carry out their responsibilities objectively, honestly and in good faith with a view to the best interests of the Company. Directors of the Company are expected to conduct themselves according to the highest standards of personal and professional integrity. Directors are also expected to set the standard for Company-wide ethical conduct and ensure ethical behaviour and compliance with laws and regulations. If an actual or potential conflict of interest arises, a director shall promptly inform the Chair and shall refrain from voting or participating in discussion of the matter in respect of which he has an actual or potential conflict of interest. If it is determined that a significant conflict of interest exists and cannot be resolved, the director should resign.

Directors are expected to act in accordance with applicable law, the Company’s Articles and the Company’s Directors Code of Conduct and Ethics. The Board is required to monitor compliance with the Directors Code of Conduct and Ethics and is responsible for the granting of any waivers from compliance with the Directors Code of Conduct and Ethics.

MEETINGS

The Board shall meet in accordance with a schedule established each year by the Board, and at such other times as the Board may determine. Meeting agendas shall be developed in consultation with the Chair. Board members may propose agenda items though communication with the Chair. The Chair is responsible for ensuring that a suitably comprehensive information package is sent to each director in advance of each meeting. At the discretion of the Board, members of management and others may attend Board meetings, except for separate meetings of the independent directors of the Board.

Directors are expected to be fully prepared for each Board meeting, which requires them, at a minimum, to have read the material provided to them prior to the meeting. At Board meetings, each director is expected to take an active role in discussion and decision-making. To facilitate this, the Chair is responsible for fostering an atmosphere conducive to open discussion and debate.

Independent directors shall have the opportunity to meet at appropriate times without management present at regularly scheduled meetings. The lead director shall be responsible for presiding over meetings of the independent directors. Independent directors may propose agenda items for meetings of independent directors members through communication with the Chair.

ROLE AND RESPONSIBILITIES OF THE BOARD

The Board is responsible for approving the Company’s goals, objectives and strategies. The Board shall adopt a strategic planning process and approve and review, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business. The Board is also responsible for identifying the principal risks of the Company’s businesses and overseeing the implementation of appropriate risk assessment systems to manage these risks.

In addition to the other matters provided in this Mandate, including the matters delegated to Board committees as set out below, the Board is also responsible for the following specific matters:

•	review and approve management’s strategic plans;

•	review and approve the Company’s financial objectives, business plans and budgets, including capital allocations and expenditures;

•	monitor corporate performance against the strategic plans and business, operating and capital budgets;

•	management succession planning, including appointing and monitoring, the Chief Executive Officer of the Company;

•	approve acquisitions and divestitures of business operations, strategic investments and alliances, major business development initiatives and any unbudgeted expenditure in excess of $50 million;

•	assess its own effectiveness in fulfilling its responsibilities, including monitoring the effectiveness of individual directors;

•	ensure the integrity of the Company’s internal control system and management information systems; and

•	satisfy itself that appropriate policies and procedures are in place regarding public disclosure and restricted trading by insiders, including the review and approval of the Company’s corporate disclosure policy and confirmation that a process is in place to disclose all material information in compliance with the Company’s timely disclosure obligations and to prevent selective disclosure of material information to analysts, institutional investors, market professionals and others.

A director has an important and positive role as a representative of the Company. A director is also expected to participate in outside activities that enhance the Company’s image to investors, employees, customers and the public.

ROLE AND RESPONSIBILITIES OF THE CHAIR

It is the policy of the Board that there be a separation of the offices of the Chair and the Chief Executive Officer. In the event the Chair is not independent, the independent directors shall appoint an independent lead director to carry out the responsibilities set out below. The Chair and the Chief Executive Officer are to be in regular communications during the course of the year including with respect to the Company’s business and the responsibilities of the Board.

The principal responsibilities of the Chair of the Board shall be to oversee, manage and assist the Board in fulfilling its duties and responsibilities as a Board in an effective manner independently of management. The Chair shall be responsible, among other things,

•	to chair Board meetings and annual and special meetings of shareholders;

•	to organize an appropriate annual work plan and regularly scheduled meetings for the Board;

•	to participate in the preparation of the agenda for each Board meeting;

•	to monitor the work of the committees of the Board and in that connection the Chair may attend, as a non-voting participant, all meetings of Board committees (other than those on which he otherwise sits); provided that, if the Chair is not independent, he or she must be absent for portions of meetings where all Committee members are required to be independent;

•	to arrange for an appropriate information package to be provided on a timely basis to each director in advance of the meeting;

•	to assist in the Board’s evaluation and self-assessment of its effectiveness and implementation of improvements;

•	to provide appropriate guidance to individual Board members in discharging their duties;

•	to ensure newly appointed directors receive an appropriate orientation and education program;

•	to provide arrangements for members of the Board to communicate with the Chair formally and informally concerning matters of interest to Board members; and

•	to promote best practices and high standards of corporate governance;

The lead director will facilitate the functioning of the Board independently of management of the Company and provide independent leadership to the Board. The lead director shall have the following responsibilities:

•	provide leadership to ensure that the Board functions independently of management of the Company and other non-independent directors;

•	in the absence of the Chair, act as chair of meetings of the Board;

•	review with the Chair and Chief Executive Officer of the Company items of importance for consideration by the Board;

•	as may be required from time to time, consult and meet with any or all of the independent directors, at the discretion of either party and with or without the attendance of the Chair, and represent such directors in discussions with management of the Company on corporate governance issues and other matters;

•	recommend, where necessary, the holding of special meetings of the Board;

•	promote best practices and high standards of corporate governance;

•	assist in the process of conducting director evaluations; and

•	perform such other duties and responsibilities as may be determined by the Board from time to time.

PROCEDURES TO ENSURE EFFECTIVE AND INDEPENDENT OPERATION

The Board recognizes the importance of having procedures in place to ensure the effective and independent operation of the Board. In addition to the policies and procedures provided elsewhere in this Mandate including under “Role and Responsibilities of the Chair” set out above, the Board has adopted the following procedures:

•	the Board has complete access to the Company’s management;

•	the Board requires timely and accurate reporting from management and shall regularly review the quality of management’s reports;

•	subject to the approval of the Corporate Governance Committee, individual directors may engage an external adviser at the expense of the Company in appropriate circumstances;

•	the Chair of the Board shall monitor the nature and timeliness of the information requested by and provided by management to the Board to determine if the Board can be more effective in identifying problems and opportunities for the Company; and

•	the Senior Vice President, Human Resources of the Company, together with the Chief Executive Officer, shall develop a detailed job description for the Chief Executive Officer. This description shall be approved by the Compensation Committee and recommended to the Board. The Board shall assess the Chief Executive Officer against the objectives set out in this job description.

BOARD COMMITTEES

Subject to limits on delegation contained in corporate law applicable to the Company, the Board has the authority to establish and carry out its duties through committees and to appoint directors to be members of these committees. The Board assesses the matters to be delegated to committees of the Board and the constitution of such committees annually or more frequently, as circumstances require. From time to time the Board may create ad hoc committees to examine specific issues on behalf of the Board.

The Board has established the following committees: (1) Audit Committee; (2) Finance Committee; (3) Corporate Governance Committee; (4) Nominating Committee; (5) Compensation Committee; (6) Pension Committee; and (7) Executive Committee. The respective responsibilities of each of the foregoing committees is set forth in the applicable committee mandate.